Atos Origin
WORLDWIDE IT PARTNER

RECEIVED
2007 APR -9 P 1:43

07022442

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

March 31,2007

SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since December 2006, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

Please note that all these information and documentation are also available, in English translation, by electronic access to our shareholders on our web site (www.atosorigin.com/investors).

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

RECEIVED

2007 APR -9 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
None	

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Keith Wilman joins Atos Origin as CEO for the UK Business (3 January 2007)
- Rob Pols appointed as CEO for Atos Origin in the Netherlands (11 January 2007)
- Dutch nuclear and coal-fired power station EPZ outsources generic IT service to Atos Origin (15 January 2007)
- Atos Origin and Axiom Systems target Asia-Pacific telecom service providers through regional support center (15 January 2007)
- Atos Origin is presenting an application for electronic signature with Worldline Invoice (16 January 2007)
- Atos Origin and FIS Software join forces in Belgium to offer new hosting service for the Life and Pension Insurance Market (16 January 2007)
- BEA and Atos Origin demonstrated common vision of Customer Business Challenges at ConvergenceDay 2007 (19 January 2007)
- New MRI and Ultrasound services for patients in the Greater Manchester Area (22 January 2007)
- Atos Origin and Landesbank Berlin extend their processing agreement (23 January 2007)
- Atos Origin Open Source experts take the lead at Linux Solutions 2007 Conferences (29 January 2007)

- Beijing 2008 Olympic Games : Beijing organizing Committee for the Games of the XXIX Olympiad and Atos Origin jointly inaugurate the Integration Test Lab (30 January 2007)
- Atos Origin prepaid solution offers customers significant long-term profits (31 January 2007)
- Atos Origin 2006 unaudited revenues – Transformation Plan (5 February 2007)
- Didier Zeitoun named to Head Atos Origin in France (5 February 2007)
- Atos Origin and B+S Card Service extend their Service Agreement (7 February 2007)
- French armament procurement agency DGA chooses Atos Origin to design and build new-generation L22 tactical data link demonstrator (12 February 2007)
- Atos Origin first to offer clients new SAS® for Customer Experience Analytics (13 February 2007)
- Atos Origin acquires Uni-Medicine (14 February 2007)
- Atos Origin delivers the Technology Operations Center of the Rio 2007 XV Pan American Games (15 February 2007)
- GNER selects Atos Origin to provide and support an Internet Retailing System for Rail tickets (19 February 2007)
- The Atos Origin Toulouse Services Centre achieves level 3 CMMI certification (21 February 2007)
- The Atos Origin Sophia-Antipolis Services Centre achieves level 3 CMMI certification (21 February 2007)
- The Atos Origin Bordeaux Services Centre achieves level 3 CMMI certification (21 February 2007)
- Atos Origin supports Dutch track cyclist Theo Bos on its way to the Beijing 2008 Olympic Games (22 February 2007)
- Atos Origin 2006 full year results (28 February 2007)
- Atos Origin in Brazil achieves ISO 27001 : 2005 Information Security Certification (28 February 2007)
- Atos Origin opens a new Software Factory in Valladolid (28 February 2007)
- Sopra Group, for its subsidiary Axway, has finalized the acquisition of the B2B activity of Atos Origin in Germany (1 March 2007)
- Atos Origin offers IT talent entrance tickets for 10-year jubilee of Dutch career event animated by Tiësto (1 March 2007)
- Atos Origin manages InterContinental Hotel Group's new payment card scheme (1 March 2007)
- Atos Origin selected by the Guangzhou 2010 Asian Games to develop its Technology Master Plan on account of its wide experience with sporting events (5 March 2007)
- Atos Consulting launches survey on transformation of Dutch health insurance market Group contracts discount leads to increase in customers and loss on the basic insurance (5 March 2007)

- Atos Origin achieves ISO/IEC 27001 : 2005 Certification (7 March 2007)
- CeBIT 2007 : Atos Origin presents new processing solutions for the health card and electronic invoicing (7 March 2007)
- Atos Origin opens UK Test Factory (14 March 2007)
- Atos Origin accelerates Industrialization of Testing Services by Implementing Compuware Test Factory Worldwide (14 March 2007)
- Atos Origin press release (15 March 2007)
- Atos Origin opens a new office in Leon strengthening its presence in Castilla Leon region (15 March 2007)
- Atos Origin and Hyperion partner to deliver best of breed business performance management solutions (15 March 2007)
- Atos Origin supports France's Caisse Nationale d'Assurance Vieillesse des Travailleurs Salariés to optimize its call service (19 March 2007)
- Banksys, BASE, Mobistar and Proximus launch payments by GSM (20 March 2007)
- Atos Origin expands Moroccan operations with new near shore center to serve French-speaking clients (22 March 2007)
- Atos Origin unveils New Credit Card Collection System (23 March 2007)
- Atos Origin response to expressions of interest (26 March 2007)
- Appointment Claude Aulagnon CEO Systems Integration France (26 March 2007)
- European payment processor Equens outsources mainframe services and office automation to Atos Origin (27 March 2007)

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

Keith Wilman joins Atos Origin as CEO for the UK Business – 03/01/07

London, 3rd January 2007 - Atos Origin, a leading IT services company, today announced the appointment of the new UK CEO, Keith Wilman, who assumes his role with immediate effect. Keith reports to Wilbert Kieboom, management board member and will work with the UK management team to further strengthen the UK operating model and to improve organic growth, in what is one of the most mature and advanced markets for IT services.

With over 25 years in the information technology field, Keith joins from Computer Sciences Corporation (CSC), where he was most recently President and Chief Executive Officer (CEO) of CSC's European Group Northern Region (UK, Ireland and The Netherlands). Prior to joining CSC in 1997, Keith was managing director of Easams Ltd. Previously, he founded and managed a software development and tools company for GEC.

"The UK is a key market for Atos Origin and we are delighted to welcome Keith Wilman as the new CEO for our UK operations," said Bernard Bourigeaud, CEO and chairman of the management board for Atos Origin. "Keith's experience and expertise will be invaluable as we strive to differentiate ourselves to further strengthen our business and increase profitability in what is one of Europe's most competitive markets."

"With its unique balanced mix of transaction processing, full information technology and business processing outsourcing services, I think Atos Origin is well placed to become the dominant European IT player," said Keith Wilman, UK CEO, Atos Origin. "The company has recently announced a series of big contract wins and I am looking forward to working with the UK team to continue this trend, as we look to win further new business with both existing and new clients."

Atos Origin is the Worldwide Information Technology Partner for the Olympic Games through to the London Olympic Games in 2012. In the UK, the company has more than 6800 employees and revenues of more than €1 billion. Through collaboration of its four key services: consulting, systems integration, managed operations and medical services, the company provides design, build and operate solutions that help to advance its clients' businesses. It works with clients in all major sectors with a focus on Public Sector, Financial Services, Transport, Telecom and Utilities as well as Retail, CPG, Pharmaceuticals and Manufacturing. Clients include BP, Department for Constitutional Affairs, Department of Health, Department for Transport, Department for Work and Pensions, Immigration and Nationality Directorate, Network Rail, Resolution, NFU Mutual, Standard Chartered Bank, TNT Express and Vodafone.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Rob Pols appointed as CEO for Atos Origin in the Netherlands – 11/01/07

Utrecht, 11 January 2007 - Rob Pols is appointed CEO in the Netherlands for Atos Origin, an international IT services company. Pols, previously with Fujitsu Services, will be reporting directly to Wilbert Kieboom, Member of the Management Board and CEO at Atos Origin Northern Europe. As a CEO, he will be responsible for leading the Dutch activities and consolidate the company's strong position in this market. He will take on his new position as from 1 March 2007.

Rob Pols (47) has built a considerable track record in the IT services and consultancy market place. Since 2005 he occupied the position of general manager and Chief Operating Officer at Fujitsu Services in the Netherlands.

Between 2003 and 2005 Pols was general manager of Adresco BV, an organisation specialised in interim management services. The previous six years he was a Member of the 'Raad van Bestuur' at Syntegra – part of BT – and director of Syntegra/KPMG Consulting in France. In this function he was also responsible for operations of Syntegra in the Benelux. In the past Pols held various management positions at reputable companies such as Tandem Computers Europe, Apple Computer Netherlands, Digital Equipment BV and Protech International UK Ltd.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Marianne Hewlett
+31 30 299 5006
marianne.hewlett@atosorigin.com

José de Vries
+33 1 55 91 24 53
jose.devries@atosorigin.com

Dutch nuclear and coal-fired power station EPZ outsources generic IT service to Atos Origin – 15/01/07

Utrecht, 15 January 2007 - Atos Origin, an international IT services company, signed a contract with EPZ, a Dutch nuclear and coal-fired power station. EPZ outsources its 'Generic IT Service' to Atos Origin who has been given the assignment to reduce the service costs and increase the quality of services provided to internal customers. The contract runs for three years with an option for two extensions by one year. Both parties have agreed not to disclose the contract value.

EPZ supplies energy through a nuclear power station and a coal-fired power station powered by coal and biomass, and provides a total of six percent of electrical energy output in the Netherlands. Until recently EPZ used the services of several suppliers for its Generic IT Service. This service encompasses the IT infrastructure, the help-desk, workplace services and the application management. EPZ decided to transfer its entire end-to-end service to one supplier in the aim of reducing costs and also offering a higher quality of services to the (internal) customers.

"Atos Origin's broad experience in the provision of IT services to other utility companies was one of the deciding factors to win this contract", according to Peter 't Jong, Excecutive Vice President Sales & Client Management at Atos Origin in the Netherlands. "This contract once more confirms our extremely strong position on the utility market. We already have outsourcing contracts with companies like Nuon, Eneco, Vitens, Gasunie and DELTA. What all these clients have in common with each other is that the service has to continue at all times, that the total cost of ownership is being reduced and that IT has to assist in reducing the time-to-market for new products and services."

According to Edward Nootenboom, Head of IT at EPZ, the energy supplier expects outsourcing to Atos Origin will allow the flexibility of information provision to be increased, as well as improving the availability and continuity of the provision of information. "The role of information provision is becoming increasingly important for companies like us, which also means that it will involve more and more changes. Atos Origin came out of the European tendering process as the most suitable partner for us to tackle this with," says Nootenboom. "This will allow EPZ focus on its core business again: generating electricity and optimising the way we do it."

About Atos

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin and Axiom Systems target Asia-Pacific telecom service providers through regional support center – 15/01/07

Singapore, 15 January 2007 - Atos Origin, an international IT services provider, and Axiom Systems, the leader in service fulfillment software for communications service providers, today announced the expansion of their strategic alliance to provide local 24x7 system & delivery support for AXIOSS customers throughout the Asia-Pacific region. This alliance sees Atos Origin provide in-time-zone support in both English and local languages for telecom service providers using Axiom System's AXIOSS service fulfillment suite through Atos Origin's existing Global Service Desk and Competency Center located in Cyberjaya, Malaysia.

"Axiom Systems has been working closely with Atos Origin on a number of customer and technology innovations for over three years," said Gareth Senior, Chief Executive and Chief Technology Officer at Axiom Systems. "The ability to offer regional support to local service providers will accelerate the adoption of Axiom System's market leading service fulfillment software across the region."

"As one of the largest IT services providers in the telecoms market we are committed to deliver to our customers market-leading services" said Gerben Menting, Regional Director Telecom Solutions Asia Pacific at Atos Origin. "The expansion of Atos Origin's relationship with Axiom Systems reflects the success of the two companies' collaboration to date in providing end-to-end service fulfillment solutions to service providers worldwide. Today, we are building on this success for future opportunities in the Asia-Pacific region."

Most recently, Atos Origin and Axiom Systems collaborated closely on the highly successful Product and Service Assembly (PSA) Initiative, together with BT, Cable & Wireless, Celona, Huawei, Oracle and TeliaSonera.

The TeleManagement Forum Catalyst project aimed to demonstrate how Service Providers can dramatically reduce the cost and time to market of their product and service lifecycles in the fast developing value added IP services domain. This initiative developed an IT reference architecture that demonstrated how new products can be quickly defined, developed and launched in an integrated and efficient manner for the benefit of both the consumer and the bottom line.

Atos Origin has more than 20 years of operating history in the Asia-Pacific region and is a strong supporter of Malaysia's Multimedia Super Corridor (MSC) initiative. As a MSC-status company, the Atos Origin Malaysian office with over 350 IT resources, provides solution-based business and technology services through three main service lines – Consulting, Systems Integration and Managed Operations.

Atos Origin Malaysia operates one of only five Global Service Desks and Competency Centers in the world. The state of the art facility has the ability to monitor the operational health of the client's environment including availability, resources, performance and the connectivity of infrastructure and application on a 24 x 7 basis.

Atos Origin's turnover in the telecoms industry is close to €1 billion. It delivers consulting (through Atos Consulting), systems integration and outsourcing expertise to 350 customers around the world, including major telecom operators such as France Telecom, KPN, Telecom Italia and Vodafone. Atos Origin has been active in the telecoms market for more than 20 years.

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.
In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2005/6.

About Axiom Systems
Axiom Systems is the leader in software for the design and delivery of wireline and wireless services for Communications Providers. The company's AXIOSS Suite which incorporates modules for Order Management, Service Inventory, Service Activation and a Designer Tool, provides customers with advanced solutions for new services that include IPTV, VoIP, IP VPN and Triple Play. More Communications Providers in Europe use AXIOSS for IP and broadband service fulfillment than from any other vendor. Global customers include - Cable & Wireless, Deutsche Telekom, TeliaSonera, AOL, Telekom Austria, TDC, Telecom New Zealand, NTL, Telecom Italia and TelMex. The company is headquartered in the UK, with regional offices in Rome, Munich, Paris, Madrid, Budapest, Seattle USA, Sydney and Singapore.

For more information, please contact:

Axiom Systems
Martin Jones / Val Rimer
March Communications
axiom@marchpr.com
+61 7 475 1570 / +61 7 475 1575

Atos Origin Asia Pacific
Vivien Goh
VP, Marketing Communications
vivien.goh@atosorigin.com
+65 6832 2617

Atos Origin is presenting an application for electronic signature with Worldline Invoice – 16/01/07

Additional cost savings of 50 percent when creating and sending electronic invoices

Frankfurt/Main, 16 January 2007 - Atos Worldline, an Atos Origin Company will be present at OMNICARD (17 – 19 January 2007) in Berlin and will showcase the use of electronic signature with its electronic invoicing offer Worldline Invoice. This solution, developed by Atos Worldline, enables electronic invoicing between buyers and sellers over a common Internet portal. The paperless exchange of invoices enables savings of around 50%, and optimises the entire invoicing process chain. Thanks to the additional use of an electronic signature, there is no longer any need for a handwritten signature. With digital signatures via chip cards, not only the authenticity of the invoice creator, but also the integrity and completeness of the invoice's contents are guaranteed in a legally binding manner.

At this year's OMNICARD, Atos Worldline will chair the workshop "The Use of Signature Cards with eInvoice" in the expert forum area 14 B, on 19 January 2007. Karl Heinz Deutz, Business Development Manager Payment Systems Integration at Atos Worldline, will describe the use of electronic invoicing, as well as its legal and technical requirements, outlining that with just the 18 billion invoices currently exchanged every year in Europe, around 100 billion euros could be saved annually through an EU-wide switch to digital billing.

The digital signature is an example of national differences that have to be covered in a global solution. While the so-called "advanced signature" is sufficient in many countries, in Germany the "qualified signature" is compulsory. The electronic certificate issued by a trust centre can be stored, for example, as data with the advanced signature. However, for the qualified signature, the data must be stored on a chip card, which the signature holder can keep under his sole control.

In order to simplify the B2B electronic transactions for its European clients, Atos Worldline offers its electronic signature and legal archiving solution – Worldline Invoice – which runs on a unique collaborative web platform across all the European countries. With a data handling capacity of more than one million invoices per month, Worldline Invoice is the leading EBPP (Electronic Billing Presentment and Payment) European platform operating 24/7. It is compliant with the regulations of 14 European countries and is currently being rolled out in another twelve countries, with an interface tailored to each country's language and laws.
The Atos Worldline solution covers: PKI and advanced electronic signature; country qualified certification; proof of invoice authenticity and integrity; control of the electronic signature; and archiving of the electronically signed invoice and control report for 10 years. The solution also integrates a web platform that enables efficient retrieval of archived records.

Present on Booth No.10, Area B, Atos Worldline will also showcase its "Worldline Pay solution" the European offering for international payment systems, as well as a new version of its German solution "Poseidon OLTP" (Release 4.0). In Germany, over 85 percent of all electronic payments at the point of sale are currently carried out via this transaction terminal interface. "Poseidon OLTP 4.0" incorporates, among other things, the changes regarding the use of German debit cards abroad required by the central credit committee (ZKA). Furthermore, Atos Worldline will present the latest developments concerning the health card with the themes Worldline eGK KAMS (card application management system) and Worldline eGK Security.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,200 employees.

For further information, please contact:
Anja Müller
Tel: +49 (0) 69 6657-1401
Email : anja.mueller@atosorigin.com

Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin and FIS Software join forces in Belgium to offer new hosting service for the Life and Pension Insurance Market – 16/01/07

First joint customer Delta Lloyd Life will use new Software as a Service (SaaS) integrated solution

Zaventem, 16 January 2007 - Atos Origin, an international IT services company and FIS Software, the leading Policy Administration Software vendor for Life and Pension organizations, launch a new service in the insurance industry. The new Software as a Service (SaaS) offering provides hosting and infrastructure management services and Delta Lloyd Life in Belgium is their first joint customer.

This new service based on FIS' ALIS Policy Administration Software using Atos Origin's data centers presents significant advantages to customers in the Life and Pensions insurance industry: allows focus on their core business, improves operational efficiencies and increase in return on investment, and enables a faster implementation of the solution allowing clients to get new product initiatives to market faster.

According to Catherine Stagg-Macey, Senior Analyst at Celent: "The adoption rate of SaaS in the insurance industry is accelerating and could serve as a growth engine for large and multinational insurers to improve operational efficiencies, invest in greenfield operations and rapidly launch new products". Catherine added "The Atos-FIS integrated solution truly is one of the first SaaS platforms in the market targeted at the large multinational insurers".

Delta Lloyd Life Belgium has awarded FIS a major contract for the replacement of Delta Lloyd Life legacy systems with the ALIS software suite to provide a web-based environment for the management of Delta Lloyd Life's back office and front office operations. Delta Lloyd Life will use the new software for the administration of investment, risk, mortgage and savings policies through their distribution channels.

In line with its overall strategy, Delta Lloyd has decided to outsource the hosting of ALIS and the infrastructure management to FIS, who selected Atos Origin as its partner. The joint solution integrates the hosting and infrastructure management of Delta Lloyd Life's complete policy administration operation using Atos Origin's hosting services expertise, its twin datacenters in Belgium, and FIS' application management support.

Patrick Gyseling, Director Managed Operations at Atos Origin in Belux said: "Finding new ways of going to the market is part of the innovator and leader's role. Working with promising partners such as FIS, creates new go-to-market models that give true added value to our clients. We are excited to partner with FIS for the benefit of the Financial Services and Insurance Markets in general and Delta Lloyd Life in particular. We believe this partnership will yield significant business growth for both companies".

"We were looking for a strategic partner, with global coverage, existing infrastructure, extensive know-how, strong financial services focus, as well as a proven track record in hosting and infrastructure management of complex projects", said Hila Freiman, Chief Corporate Development & Marketing Officer at FIS. "Atos Origin is certainly a leading player in this domain and the partnership will enable FIS to provide a complete and robust solution to our customers".

Hila Freiman added: "We are delighted to work with Atos Origin and are currently looking into additional ways in which the two companies can leverage this solution in this innovative business model of hosting and infrastructure management ."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions,

Atos Worldline and Atos Consulting.

About FIS Software
FIS Software is dedicated to developing and delivering global package-based solutions that enable life and pension companies to run their businesses more efficiently, and respond in a timely manner to changing territorial legislation and regulations. The company's solutions are based on ALIS, a modular software package, which supports the management of the entire lifecycle of all life insurance, pensions and investment products, globally.
FIS employs over 380 insurance and IT experts across operations in the UK, France, Belgium, Spain, Bulgaria, Israel, Greece, Vietnam and Australia. Its clients include Delta Lloyd Life, AXA, Scottish Widows, Unum Provident, Resolution Life, Scottish Equitable, Bright Grey, Diligenta (Formerly The Pearl Group), Ethniki, Prefsure, Prevoir, Clal and Eliahu among others. The company also has a number of strategic partnerships with leading systems integrators and consulting firms such as IBM and Atos Origin. For more information please visit FIS website at www.fis-software.com

For more information:

Atos Origin
Vera Luypaert
+32 2 690 81 48
vera.luypaert@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorign.com

FIS Software
Hila Freiman, Global
+44 (0) 7837 117001
hfreiman@fis-software.com

Nigel Gardner, UK
+44 (0) 7976 390845
ngardner@fis-software.com

Colin Burton, UK
+44(0)7814 548519
cburton@fis-software.com

BEA & Atos Origin Demonstrated Common Vision of Customer Business Challenges at ConvergenceDay 2007 – 19/01/07

Atos Origin is Gold Partner of the 6th BEA Convergence Day

Paris, 19 January 2007 - BEA Systems, Inc., a world leader in enterprise infrastructure software, and Atos Origin, an international IT services company demonstrated their common vision of customers' major business challenges at the sixth BEA user conference BEA Convergence Day 2007 which took place on January 16, 2007 in Paris-La-Défense.

As a Gold Sponsor of BEA Convergence Day, and the major IT services provider of its Exhibition Hall, Atos Origin underlined the commitment of both companies to develop a robust long-term partnership on state-of-the-art technologies and demonstrated through various workshops their shared vision of SOA challenges and value-added services dedicated to various markets and industries (Telecommunications, Manufacturing, Portals, etc.)

"The business requirements of our joint clients have evolved: the objective is no longer to demonstrate the technological performances of our solutions but to prove our capacity to solve business challenges and to implement a real-world solution," commented Laurent Matringe Regional Vice President, France, BEA Systems. "Atos Origin provides the long standing business experience we need to implement the vision of our customers. Through its exclusive global expertise from business, integration to support services Atos Origin is a key partner of BEA on the European market."

"The new constraints around ROI, regulations, and competitive pressure compel our customers to focus on new types of requirements," added Martin Guillaume, Solution Division Managing Director, Atos Origin. "Service-Oriented Architectures provide the foundation for tomorrow's infrastructure challenges in order to assess and improve processes at the speed of business. We consider BEA as a leading vendor to provide future-proof solutions supported by a global vision among the most relevant on the market."

Atos Origin also participated in BEA Convergence Day through various keynote presentations and workshops demonstrating a strong partnership on SOA, Portals, telecommunications, and RFID.

For the Telco Industry, Atos Origin and BEA Systems introduced their common IMS (IP Multimedia Subsystem) solution based on BEA WebLogic Communications Platform. IMS provides an IP-based, converged, multimedia network architecture and environment with powerful service-enabling capabilities. These capabilities can help network operators create, deploy and deliver higher revenue-generating interactive, multimedia services. BEA and Atos Origin also help operators concretely measure the initial impact of their innovations and model their complete services offering.

"Faced with competitive pressure and a complete transformation imposed by network convergence, Telco operators have to manage increasingly complex product and service offerings (triple-, quadruple-play) at a time when time-to-market has never been more essential," added Martin Guillaume "Therefore, it is now crucial to demonstrate our expertise in the business requirements and environments of network operators to help them anticipate their future challenges."

Atos Origin is a key partner of BEA on next-generation portals improving user performance. BEA and Atos Origin share the same vision on the benefits, portals can bring to enterprise infrastructures and their global impact on daily business workflows.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact: Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

About BEA Systems
BEA Systems, Inc. (NASDAQ : BEAS) est un leader mondial des logiciels d'infrastructure d'entreprise. SOA 360° Platform de BEA constitue la plate-forme SOA la plus complète et unifiée du marché permettant de transformer et d'optimiser les opérations métier afin d'améliorer la structure de coûts et de générer de nouveaux flux de chiffre d'affaires. Pour plus d'informations sur les technologies BEA qui permettent de réaliser la « fluidIT » des systèmes d'information, consultez bea.com.

Press Contacts:
Sarah Atkinson
BEA Systems, Ltd.
+44 1494 559 695
sarah.atkinson@bea.com

New MRI and Ultrasound services for patients in the Greater Manchester Area – 22/01/07

Manchester, 22 January 2007 - Patients in Greater Manchester and the surrounding areas now have access to additional diagnostic imaging services. Atos Origin, a leading UK provider of managed medical services and an international IT services company, has developed the new services working in partnership with the NHS. Additional MRI and Ultrasound services are now available at Withington Community Hospital, Capio Oaklands in Salford, Bolton Diabetes Centre in Chorley Street and Monton Medical Centre in Eccles.

The local NHS has purchased the new services to provide GPs and other healthcare professionals with services that they can refer to directly without first making a referral to a hospital consultant. The new capacity should result in shorter waiting times for patients and reduce the pressure felt in hospital outpatient departments. When patients do need to be referred to a consultant they will be accompanied by the results of their investigation which will prevent any delay in their treatment.

The aim is to provide health services that sit between GP and hospital services so that patients will wait no more than 18 weeks from being referred by their GP, through assessment and diagnosis to treatment.

GPs have been provided with information on how to refer and will be able to provide patients with a choice of where and when they have diagnostic services in the future. Future plans will enable patients to book their own appointments using the NHS Choose and Book programme, either by using a telephone or on the internet.

General Manager for Diagnostic Services at Atos Origin, Dr Laura Crawford said, "We are delighted to have been selected to provide care on behalf of the NHS to patients across Greater Manchester. Our aim is provide fast access for GPs and patients, making a valuable contribution to reducing the time that patients have to wait to be given a diagnosis".

The new services will be provided using state of the art technology, with much of the equipment being provided by Philips Medical Systems. The highly trained staff will be working to exceptionally high standards, including a maximum 10 day waiting period from being referred to having had their investigation.

The Director of Diagnostics for the PCTs in Greater Manchester, Andy Bacon said "This development is part of making care more accessible and bringing diagnostic tests closer to patients; it will enable GPs and primary care to get high quality, complex services faster and contribute to achieving shorter waits before patients receive any treatment they may need".

These new services will be further expanded in April to include DEXA scanning and Computerised Tomography (CT). DEXA scanning measures the density of bones and is particularly helpful in diagnosing brittle bones in female patients who may be suffering from osteoporosis. A further 26 sites will be opened, including areas within Cheshire and Merseyside in April this year.

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of the health service modernisation programme, increasing patient choice and improving the patient experience.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

What is Osteoporosis?
Osteoporosis is a condition that causes thinning and weakening of normal bone. The definition of

osteoporosis is a decrease of the density of bone mass. When this occurs, a patient with osteoporosis will have weaker bones and have a higher risk of bone fracture.

What is an MRI
MRI (magnetic resonance imaging) is a fairly new technique that has been used since the beginning of the 1980s.

The MRI scan uses magnetic and radio waves, meaning that there is no exposure to X-rays or any other damaging forms of radiation.

What is a DEXA scan
DEXA stands for 'dual energy x-ray absorptiometry'. It is a test that measures the density of bones. In general, the more dense the bone, the stronger it is, and the less likely it is to break

For further details please contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin and Landesbank Berlin extend their processing agreement – 23/01/07

Frankfurt am Main, 23 January 2007 - Atos Worldline, an Atos Origin Company, today announces the extension of its contract with Landesbank Berlin AG (LBB), to process, for a further five years, the German bank's entire card portfolio, using Atos Worldline's own card-management system SEMPRIS®core. The portfolio covers 1.7 million active credit - and private label cards, including co-branding cards, plus products and extra functionality newly-developed with Atos Worldline. In extending the contract, both partners are continuing their almost 20-year business relationship to carry out innovative joint projects in the future.

New projects
As part of the future contractual collaboration, the technical requirements are defined for online credit card issue over the Internet, with instant confirmation. It is planned to offer this optionally in conjunction with instalment credit (SEMPRIS®instalment_credit).

"*Over the past few years, our collaboration with Atos Worldline has convinced us again of the flexibility, quality and sheer professionalism of their services. Since we are seeking to be pioneers in converting ideas for new products in the future, we now need a flexible partner with great innovative potential and know-how. Hence we decided to extend our business relationship with Atos Worldline for a further five years*", says Hans-Jürgen Torkler, Bereichsleitung at Landesbank Berlin AG.

"*As an innovation-minded customer, LBB is always presenting us with new challenges, which we happily take on, for joint development of new products, from which the entire card market will benefit*", says Erik Munk Koefoed, Executive Vice President at Atos Worldline.

Dynamic development of cards through extra technical system functionality
In the past, Atos Worldline and LBB converted various projects jointly. Thus, the companies successively developed various extra components around SEMPRIS®core. In modules like SEMPRIS®TWIN Processing for processing Visa and MasterCard credit cards under a single account, SEMPRIS®maax for improved debt-collection, and SEMPRIS®bonus for managing bonus systems, the bank was able to raise the number of cards processed dramatically, and to manage traditional credit- and co-branding cards better.

New card program and product ideas
Furthermore, at the instigation of the bank, business analysts at Atos Worldline came up with ideas for extra products such as "Prepaid" and "Gift", also the "Picture Card" in oblong format. As another highlight of the collaboration, in 2006 a combined debit- and credit card program (Maestro Issuing Processing) was converted, with a Bonus-Miles function.

About LBB
Landesbank Berlin AG (LBB) is a worldwide bank, with headquarters in the German capital. Its business model is based on four cornerstones: private customers and corporate business, for whom the bank has a outstanding position as an innovative, customer-oriented institution; the capital-market business, for whom the bank provides carefully-selected services; also the property-financing business, which is aimed at meeting the needs of investors and home-construction companies throughout the Federal Republic. With its Berliner Sparkasse brand, it provides a nationwide branch network as the regional market leader, with a market share of close to 50% of customers in the region. At the same time, LBB is market leader in the German credit card business. Other modern business methods, such as online & credit card banking, call centres and self-service media, complete its comprehensive range of services.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information, please contact:

Anja Müller
Tel: (0 69) 66 57-14 01
EMail: anja.mueller@atosorigin.com

Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin Open Source experts take the lead at Linux Solutions 2007 Conferences – 29/01/07

Paris, 29 January 2007 - Experts from Atos Origin, a major player in the open-source community, will lead several conference sessions at the upcoming event, set for January 30-February 1 at the CNIT exhibition center in Paris. Leveraging its broad experience in deploying open-source software, Atos Origin will share its vision with the open-source community and offer insights into its proven methods.

Three sessions will be led by Pascal Pujo, head of the Atos Origin Open-Source Skills Center in France, and a member of the Linux Solutions 2007 Program Committee:

- " Rationalizing and securing the use of open-source solutions in a business environment "
- " J2EE Architectures and Open-Source Software: Recent Developments In Open-Source Solutions and Contributions to Next-Generation J2EE Specifications"
- " Designing and implementing a service oriented architecture (SOA) using open-source tools "

Atos Origin experts will also participate as panel members in six technical conferences, presenting their expertise and sharing feedback on deployment of critical open-source solutions in several areas:

- Management and administration of installed assets.
- Service-oriented architectures.
- Identity management.
- Virtualization.
- Atos Origin's original and free licensed QSOS methodology (Qualification and Selection of Open Source software) to rationalize the choice of open-source solutions.

Furthermore, Atos Origin will organize and support the Paris JBoss User Group, which will meet during the event on the evening of January 31. The meeting will provide an opportunity to look at new developments in the open-source solutions available from JBoss, as well as feedback from their deployment by Atos Origin on enterprise platforms.

"Atos Origin is committed to supporting customers throughout the open-source process, from initial assessment of the potential benefits to deployment and solution support," explains **Pascal Pujo, head of the Atos Origin Open-Source Skills Center in France.** "To help customers securely transition to open-source solutions, you need deep consulting capabilities, the ability to benchmark components developed by open source communities—including an assessment of their service life—and extensive technical expertise. That's why an Atos Origin Skills Center was created in 2001 to maintain our high expertise in open-source components, capitalize on our experience in deploying open-source software in our large-scale systems integration projects, and provide a platform for customer support services."

APPENDICE: Atos Origin conferences at Linux Solutions 2007

- Administration/Supervision/Operation
  Large-scale deployment of an open-source IT asset inventorying and management solution.

- Designing and implementing a service oriented architecture (SOA) using open-source tools
  How to select an open-source engine to implement Java-based web services: compliance, performance and interoperability
  VeSPA: managing localization of thousands of web services with a JMX-driven UDDI architecture

- Identity management
  Can open-source encourage broader use of identity management solutions?

- Virtualization
  Xen: deployment of Linux application servers virtualized in an existing architecture

- Rationalizing and securing the use of open-source solutions in a business environment
  QSOS: method, project and open-source tools for technology intelligence across the open-source community.

About Atos Origin
Atos Origin is a leading international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total more than €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Anne de Beaumont + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

Beijing 2008 Olympic Games: Beijing Organizing Committee for the Games of the XXIX Olympiad and Atos Origin Jointly Inaugurate the Integration Test Lab – 30/01/07

Beijing, 30 January 2007 - Atos Origin, an international IT services company and Worldwide IT Partner for the Olympic Games, today announced in partnership with the Beijing Organizing Committee for the Games of the XXIX Olympiad (BOCOG) the formal inauguration of its Integration Test Lab in Beijing. The opening of this critical technology facility marks the completion of planning and development phases, and ushers in the phase of integration testing for all the key IT infrastructure and software applications that will be used during the 2008 Games.

Located on the 19th floor of the BOCOG office building, and taking up a floor space of 800 square meters, the ergonomic laboratory is designed by Atos Origin together with BOCOG's Technology Department in compliance with international ISO standards.

The Integration Test Lab is used by Atos Origin and other technology partners to integrate and test the Olympic Games' IT infrastructure, information security systems and key software applications, such as those in the Games Management Systems (GMS) that provide accreditation, transportation and accommodation schedules, medical encounters reports, sports qualifications and protocol information. The Information Diffusion Systems (IDS) are another set of applications designed, developed and tested by the integration team led by Atos Origin. Atos Origin integrates and manages the IT system that relays results, events and athlete information to spectators, media, officials, sponsors and members of the Olympic Family around the world. Atos Origin has already delivered many of the Games Management Systems (GMS) applications and the Info Diffusion Systems (IDS) applications for testing.

Atos Origin will also use this facility to train a core staff of hundreds of IT experts from within its own company, as well as from BOCOG and other technology partners, who will run the IT systems at more than 60 competition and non-competition venues during the Games. The Integration Test Lab is the first of five key facilities that will provide critical IT support for the Games: the Technology Operations Center (TOC) that will serve as the nerve command center; the PC Factory that will prepare equipment before installation at venues; and separate Primary and Back-up Data Centers that will host the servers and other infrastructures.

At the inauguration co-hosted by BOCOG Technology and Atos Origin, senior officials from other BOCOG departments, the International Olympic Committee (IOC), as well as representatives from TOP and local technology partners and sponsors, including Kodak, Lenovo, Omega, Panasonic, Samsung, CNC, China Mobile and Sohu, witnessed the unveiling of the plaque officiated by Wang Wei, Executive Vice Chairman of BOCOG, together with Patrick Adiba, Executive Vice President, Olympics and Major Events, Atos Origin. All guests were then treated to a guided tour of the lab facilities.

"The inauguration of the Integration Test Lab is a testimony to the efficient and on-time delivery of the critical IT systems for the 2008 Beijing Olympic Games. It is also a strong indicator of the highly effective cooperation between BOCOG, Atos Origin and the technology partners," said Yang Yichun, Director of BOCOG Technology Department. "Atos Origin has rich experience and strong expertise in building IT systems for Olympic Games, and deep understanding of BOCOG's stringent requirements for IT systems for the 2008 Olympic Games. We commend the great efforts made by Atos Origin."

"We are extremely honored to jointly launch the Integration Lab with BOCOG," said Patrick Adiba, Executive Vice President, Olympics and Major Events. "Our team has over 20 years experience and expertise in building IT systems for world-class and large-scale sports games. Through continuous collaboration with BOCOG, we are committed to applying our skills to provide the best IT solutions for the 2008 Beijing Olympic Games."

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract, covering six Olympiads: Salt Lake City in 2002, operated as SchlumbergerSema; Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and

London in 2012. Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About BOCOG

The Beijing Organizing Committee for the Games of the XXIX Olympiad (BOCOG) was established on December 13th, 2001, five months after Beijing won the right to host the 2008 Games. BOCOG currently consists of 22 departments looking after everything from venue planning to environmental management. BOCOG will gradually expand its departments and staff in line with the demands of the Olympic preparations. By the year 2008, there will be more than 30 departments and 4,000 staff under the BOCOG umbrella. For more information, please visit BOCOG's web site at http://www.beijing2008.cn/

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

For more information, please contact:

Marie-Tatiana Collombert
Phone: + 33 1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Michelle Liu
Phone: +86 10 6437-6668
Email: michelle.liu@atosorigin.com

Atos Origin prepaid solution offers customers significant long-term profits – 31/01/07

Frankfurt/Main, 31 January 2007 - Atos Worldline, an Atos Origin Company, presents its dual strategy for the development of processing solutions for prepaid cards: offering the settlement of prepaid cards for private customers, for example gift cards, in addition with solution models for prepaid card transactions in the business-to-business sector. Its new solution "Prepaid Recharge System" enables companies from various branches such as banks, to configure the internal transaction processes more simply and cost-effectively, to gain customers' loyalty through service innovations, to reduce payment risks and generate profit.

This solution offers advantages not only for financial institutions and business and transport companies, but also mostly for mobile phone operators and telecommunications service providers such as MVNE/MVNO, ISP, VASP and landline operators, whose today's greatest challenge lies in the migration of customers.

Easier Mobile Top-Up
Customers can top up their mobile prepaid accounts anytime, anywhere, easily and simply. The module uses Web, SMS, WAP, USSD, ATMs, POS terminals, Internet banking portals and home banking solutions channels. Compared with conventional scratch or recharge card processes, it offers much more cost-effective top-up possibilities and at the same time reduces the internal operational costs for the user company.

Improved Client Marketing
The consumption/use behaviour of a telecommunications customer can be assessed online, in real time. Operators can prevent customer migration through strategic direct marketing actions (bonus and discounts in line with customer profiles).

Fraud Reduction
The "Voucher Management" module generates secure voucher codes and simultaneously allows complete status tracking of the voucher or eVoucher, from the secure creation of the coded voucher numbers to their activation and encashment. This saves production, distribution and management costs and reduces fraud.

Cashless payments Authorisation
The solution allows the authorisation and processing of cashless payments. As the first certified payment interface, the "payment gateway" is in line with current safety standards and supports all common bank protocols for direct online payments. Unlike frequently used direct debiting systems, with significant payment risks due to delayed payment validation and revocation risk, direct online payment authorisation enables the account-holding institution to accept liability for the payment and to guarantee it. In this way, the top-up sum can be credited directly to the operator's account.

"Atos Worldline has identified the growing importance of prepaid cards for quite a long time now, and we are active in both the banking & finance and the telecommunications sectors. This new solution enables us to cover the entire added value chain, both in the area of issuing and acquiring and in the corporate and private customer segment," states Erik Munk Koefoed, vice-president of Atos Worldline.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information
Anja Müller
Tel:+49 (0) 69 6657-1401
Email: anja.mueller@atosorigin.com

Research by Atos Consulting's Trends Institute shows that the strategic added value of Enterprise Architecture is undervalued – 01/02/07

Utrecht, 1 February 2007 - Atos Consulting, the business consulting arm of Atos Origin, reveals that less than half of all Dutch businesses use Enterprise Architecture for strategic or proactive initiatives, although this is its primary purpose. That is one of the striking conclusions from a study that Atos Consulting's Trends Institute has carried out into Enterprise Architecture. Although an Enterprise Architecture is highly important for being able to make the most of new developments, the majority of companies underestimate its strategic value. A practically-oriented approach targeted at structural solutions can provide the answer. Close to 120 Dutch organisations from the governmental and commercial sectors took part in the survey.

The aim of an Enterprise Architecture is to streamline the redesign of business processes, information and IT. The interrelationships between these elements are crucial, since information and IT play a major role in almost any change to the business - particularly when business processes are being standardised or data is being exchanged between departments.

In practice, however, this is hardly ever done. Although most organisations acknowledge that an Enterprise Architecture is an important precondition for staying a step ahead of new developments, most managers see it as something that applies exclusively to the IT department. Only a quarter describe business processes, information and IT in a mutually cohesive way. The other respondents do produce architectures or models, but the cohesiveness between them is completely insufficient. Additionally, a majority of them use this architecture primarily for day-to-day problems; less than half utilise the Enterprise Architecture for the realisation of strategic objectives. This is surprising, since the respondents do see it as a precondition for tackling strategic problems such as inconsistent customer services, poorly integrated provision of information and excessive IT complexity.

'Think big, act small'

The activities of most organisations so far are aimed primarily at concentrating services into shared service centres, implementing ERP packages and integrating processes and applications (Enterprise Application Integration). Conversely, the realisation of a Service-Oriented Architecture (SOA) is a low priority. The conclusion of Atos Consulting's Trends Institute is that an approach rooted in daily practice and targeted at structural solutions – 'Think big, act small' – can provide an answer. The Enterprise Architecture is used principally as a means of communication in this case for gradually implementing improvements, making use of appropriate decision-making structures.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting

Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

For more information:
Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin 2006 unaudited revenues - transformation plan - 05/02/07

2006 Organic growth in revenues +1.5% - Transformation plan to accelerate organic growth capabilities, improve operational efficiency and operate as a global company

Paris, 5 February 2007 - Atos Origin, an international information technology services provider, today announced its 2006 revenues and operating margin before equity-based compensation of EUR 5,397 million and EUR 270 million respectively and a transformation programme aimed at accelerating organic growth by operating globally and improving productivity. All figures are unaudited.

2006 Performance

Revenues

2006 Reported Group revenues reached EUR 5,397 million, compared with EUR 5,459 million last year. After adjusting for disposals and exchange rates movements, the Group generated organic growth of +1.5%. After +2.9% organic growth in the first half, the second half, as expected, was flat against the previous year due to the delays in new business signatures in the UK and a tough environment in Italy.

The year has been severely affected by a 12.6% decline in revenues in the UK resulting from four major contract ramp downs (one in consulting and three in Managed Operations), which were not compensated for by new business. Excluding the UK, Group revenues were up +5.4%.

In EUR million	Revenues	Organic growth	Organic growth excluding UK
Consulting	406	-8.1%	+7.9%
Systems Integration	2,243	+2.0%	+4.3%
Managed Operations	2,749	+2.5%	+6.0%
Total	**5,397**	**+1.5%**	**+5.4%**

Portfolio

By year end, all the major contracts in the UK pipeline had been signed and will start contributing progressively in 2007. As a result, order entry picked up significantly at the end of the year at EUR 6.3 billion in 2006 i.e. a book to bill ratio of 116%. On top of the large UK contracts such as Department of Constitutional Affairs, NHS Scotland, and National Farmers Union Mutual, Government Gateway portal, NHS Diagnostics and Rail Settlement Plan, there were some significant new contracts in the Netherlands for ING, Delta and Telegraaf, in Brazil for the Rio Pan-American Games and in China for ChemChina.

Operating margin

Following the latest recommendations from the AMF of 20 December 2006, promoting best practices in France for the presentation of IFRS accounts, Atos Origin has taken the decision to integrate all equity-based employee compensation (Stock options and employee savings plan costs) into the operating margin. For the last time, and for ease of comparison, the operating margin analysis below has been provided on the operating

margin before equity-based compensation but both sets of figures are provided in the appendix.

In EUR Million	FY 2006	FY 2005
Revenues	5,397	5,459
Operating margin before equity-based compensation	**270**	**413**
Operating margin rate before equity-based compensation	**5.0%**	**7.6%**
Equity-based compensation	23	14
Operating margin after equity-based compensation	247	399
Operating margin rate after equity-based compensation	4.6%	7.3%

The Group's operating margin for the year reached EUR 247 million or 4.6% against 7.3% in 2005. Equity-based compensation rose due to the launch of a new Employee savings plan in December. The operating margin before equity-based compensation was EUR 270 million, or 5.0% of revenues, down by EUR 143 million against 2005.

The UK operating margin before equity based compensation declined by EUR 91 million due to the combination of lower than expected revenues, extra costs to complete of EUR 47 million on several difficult projects and lower utilisation rates in Consulting. In Italy, the operating margin declined by EUR 25 million with the Italian activities moving from profits into losses due to the difficult market conditions. A major restructuring programme is underway in these two countries to ensure sustainable profitability in the future.

As a result of this performance, the Italian goodwill will be fully impaired in 2006 for a total amount of EUR 77 million, and impairment tests on the UK goodwill are currently underway. The total impairment for the year will be in the range of EUR 350 to 400 million. While being affected by the performance in the UK, Consulting and Managed Operations have maintained a good financial performance with an operating margin before equity-based compensation, of 9.1% and 8.5% respectively. In Systems Integration, while the operating margin in the Netherlands is still double digit, it remains low in all other countries.

Financial situation

Excluding the effect of the acquisition of Banksys and BCC in December 2006, unaudited net debt at year end 2006 fell by EUR 120 million to EUR 60 million. This reduction was due to strong operating cashflow, a significant seasonal inflow of working capital in the second half and after capital expenditure at about 3.8% of revenues. After the net acquisition costs of Banksys and BCC, total net debt reached EUR 360 million at year end.

Transformation 3 O 3 Plan

A transformation programme has been launched with 3 Objectives over 3 years to accelerate the organic growth, improve efficiency and operate as a global company.

The Management Board has been strengthened by the arrival of Philippe Germond. A new Executive Committee has been created as the main operating body of Atos Origin to manage operations, service lines and functions. This will bring together the CEOs of the large countries, Atos Worldline, the heads of Group Sales, Global Service Lines and key functions. New managers have been appointed in the UK, Netherlands, Italy, Belgium, France, Group Sales and Finance.

In the last month, working groups have been defining the plans to accelerate organic growth, improve operational efficiency and operate as a global company in seven different domains:

1. Industrialisation through standardisation of processes and tools within Systems Integration
2. Systems Integration targeting 20% in offshore and nearshore by end 2009
3. Creation of Managed Operations Global Factory to ensure standardised, consolidated global delivery
4. Optimisation of Sales resources and development of solutions portfolio
5. Global purchasing to reduce costs
6. Stronger and more efficient key functions
7. Accompanied by a strong Human Resources programme to attract, develop and retain best people.

The total cost of the transformation is estimated at EUR 270 million, of which EUR 160 million in 2007 (EUR 40 million in operating margin).

Objectives

The 2007 objectives of the Group are to achieve top line growth of 8.5%, a recovery in the operating margin in the UK and Italy, execution of the transformation plan, development of Atos Worldline, Atos Euronext Market Solutions and medical BPO. We expect an improvement in the operating margin rate before the costs of the transformation plan and positive free cashflow after restructuring.

Concerning this announcement, Bernard Bourigeaud, CEO of Atos Origin, declared: "*2007 is going to be an exciting year. Our objectives are clear, to strengthen the management team, restore the profitability in the UK, Italy and other low performing countries, implement the new organisation and ensure that the Transformation plan is effective. Our ambition is that by 2009 we are able to double our operating margin, assuming cautious topline growth. The whole Atos Origin is focused on achieving this plan.* "

Next date

28 February 2007 - Announcement of 2006 Results

Disclaimers

This document contains unaudited 2006 figures.

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for 2007. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on May 15th, 2006 as a Document de Référence under the registration number : D06-402

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 5591 24 45, bertrand.labonde@atosorigin.com
Contact for Industry analysts:
Roger Cox, Tel: +44 (0) 77 33 313 251, roger.cox@atosorigin.com

Analysis of 2006 unaudited revenue and operating margin

Organic growth and Operating Margin before equity-based compensation by service line	Q4 Revenues	Q4 Organic Growth	FY06 Revenues	FY Organic Growth	FY05 Revenues	FY03 Operating Margin	FY03 OM rate	FY05 OM rate
Consulting	103	-12.5%	408	-8.1%	443	33.7	8.1%	15.7%
Systems Integration	583	-0.3%	2,243	+2.0%	2,254	69.9	3.1%	6.1%
Managed Operations	733	+2.3%	2,749	+2.5%	2,758	234.5	8.5%	9.4%
Corporate						-70.0	-1.3%	-1.0%
Total	**1,428**	**+0.0%**	**5,397**	**+1.5%**	**5,459**	**270.2**	**5.0%**	**7.6%**

Organic growth and Operating Margin before equity-based compensation by Geography	Q4 Revenues	Q4 Organic Growth	FY06 Revenues	FY Organic Growth	FY06 Revenues	FY03 Operating Margin	FY06 OM rate	FY05 OM rate
France	465	+10.1%	1,566	+9.0%	1,528	106.5	8.3%	7.3%
United-Kingdom	244	-16.6%	1,021	-12.6%	1,184	24.1	2.4%	9.9%
The Netherlands	283	+3.8%	1,051	+3.3%	1,025	139.4	13.3%	14.7%
Germany + Central Europe	150	+3.7%	587	+5.4%	582	48.4	7.8%	7.6%
Rest of EMEA	188	-1.2%	734	+5.1%	839	13.0	1.8%	5.2%
Americas	65	+6.8%	207	+0.5%	197	11.6	5.7%	1.1%
Asia-Pacific	33	-24.5%	131	-10.4%	148	12.2	9.3%	10.5%
Corporate						-82.0	-1.5%	-1.3%
Total	**1,428**	**+0.0%**	**5,397**	**+1.5%**	**5,459**	**270.2**	**5.0%**	**7.6%**

Organic growth and Operating Margin before equity-based compensation by service line	FY03 Operating Margin	FY03 OM rate	FY05 OM rate
Consulting	35.6	8.8%	15.6%
Systems Integration	60.3	2.7%	5.9%
Managed Operations	278.0	8.2%	9.2%
Corporate	-75.3	-1.4%	-1.0%
Total	**240.7**	**4.6%**	**7.3%**

Organic growth and Operating Margin before equity-based compensation by Geography	FY06 Operating Margin	FY03 OM rate	FY05 Proforma OM rate
France	99.6	8.0%	7.1%
United-Kingdom	20.9	2.0%	8.7%
The Netherlands	135.0	12.8%	14.6%
Germany + Central Europe	44.9	7.6%	7.5%
Rest of EMEA	11.6	1.6%	5.0%
Americas	11.2	5.6%	0.9%
Asia-Pacific	11.6	8.8%	10.1%
Corporate	-88.1	-1.6%	-1.3%
Total	**240.7**	**4.6%**	**7.3%**

In € Millions	**FY 2006**	**FY 2005**	**% Change**
Revenue reported for FY 2005	**5,397**	**5,459**	**-1.1%**
Disposals		-148	
Exchange Rate impact		6	
Organic growth	**5,397**	**5,317**	**+1.5%**

Notes:

1. Organic growth = growth at constant scope and exchange rates.
2. Operating margin comprises operating income before stock option charges, capital gains or losses on the disposal of assets, reorganisation and rationalisation costs, impairment losses on long-term assets, net charge to provisions for major litigation and the release of opening balance sheet provisions no longer needed.

3. Corporate costs: global Service line costs are included in corporate costs in the geographic breakdown but have been allocated per service line for the service line breakdown in 2006 and for 2005.

4. The United Kingdom and France are not comparable year-on-year due to the change in scope and revenue and profit allocation per country resulting from the new AEMS (Atos Euronext Market Solutions) structure, started in July 2005, with the French margin being slightly deflated and the UK margin slightly inflated. Overall the AEMS operating margin is up.

Didier Zeitoun Named to Head Atos Origin in France – 05/02/07

Paris, 5 February 2007 - Didier has been appointed CEO of Atos Origin in France. In his new position, he reports directly to Dominique Illien, CEO for Southern Europe and a Member of the Atos Origin Management Board. As part of the transformation plan announced today, Didier Zeitoun has also been named to the new Group Executive Committee, created to strengthen and federate synergies among countries, businesses, sales teams and key functions.

"Atos Origin has adopted a new governance system and Didier Zeitoun's appointment to head the organization in France is fully in line with our commitment to improving both operating efficiency and our ability to operate as a global company" said Bernard Bourigeaud, Chairman of the Atos Origin Management Board. "With his extensive consulting and systems integration experience, I'm sure that Didier will help us to succeed in this new phase in our development."

"I'm grateful for this vote of confidence from the Board," said Didier Zeitoun. "With the support of my team, I will focus on implementing our transformation plan in order to strengthen our development in France and enable customers to benefit more fully from our international experience and organization."

Didier Zeitoun, 42, has more than 20 years' experience in consulting and services. He began his career with Accenture, where he spent six years, before moving to Altis to manage the banking and finance unit. In 1996, he helped created Odyssée Conseil and in 2000 he joined Atos Origin to head its management consulting business in France. In 2004, he was appointed CEO of Atos Origin Systems Integration in France.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total more than €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Media contact: Anne de Beaumont - + 33 (0)1 55 91 24 15 -
anne.debeaumont@atosorigin.com

Atos Origin and B+S Card Service extend their Service Agreement – 07/02/07

Frankfurt/Main, 7 February 2007 - Atos Worldline, an Atos Origin company, and B+S Card Service (B+S), an associated company of Deutscher Sparkassenverlag, announced today the extension of their long-term partnership in the card business until 2009.

Their contractual terms were based on essential needs and customer demand from the very beginning of their cooperation which started in 1998, thus offering today services such as Acquiring Processing and 24/24 Services.

"*In view of the upcoming SEPA implementation we want to extend our operations as a Europe-wide independent Processing Service provider as efficiently as possible. We have therefore turned to our proven partnerships, such as the one with the Acquirer B+S. We can jointly work with a range of synergies to meet specific customer and SEPA requirements*", says Peter Vesco, Business Unit Manager Banking & Finance, Atos Worldline.

"*Based on our close cooperation with our traders we know very well the great importance of smooth, cost-efficient and secure payment settlements. Of course, expectations will be higher once we extend our business throughout Europe. By extending our long standing contractual relationship with our processor, Atos Worldline, we aim at further development of our trading system, tailored to customer demand and SEPA requirements*", says Helmut Schmid, the Managing Director of B+S.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About B+S Card Service GmbH
B+S Card Service GmbH, Frankfurt/Main, is one of the leading services providers for card payments. The company offers authorisation- and accounting services for credit-, payment- and private label cards to its customers. For the secure technical processing of card payments at the point-of-sale and in the Internet, B+S Card Service provides innovative POS-terminals and software and payment solutions. The service range has been broadened by IT- and private label card solutions as well as individual consulting services. Apart from Germany, B+S also transacts business in neighbouring European countries. The company's principal office is in Frankfurt/Main with branch offices in Hamburg, Berlin, Stuttgart and Bochum.

For further information:
Atos Worldline
Anja Müller

Tel: +49 (0) 69 6657-1401
Email: anja.mueller@atosorigin.com

B+S Card Service
Susanne van Verre
Tel: + 49 (0) 69 6630-5417
Email: sverre@bs-card-service.com

French armament procurement agency DGA chooses Atos Origin to design and build new-generation L22 tactical data link demonstrator - 12/02/07

Paris, 12 February 2007 - Fench armament procurement agency DGA has chosen Atos Origin to design and produce an L22 tactical data link demonstrator, an innovative technology that enhances the interoperability of communications systems deployed by land, naval and air forces. Seven major military powers are conducting research on this new network and its integration within joint forces. With this first major contract awarded by the DGA, Atos Origin has established a position among the leading suppliers for the L22 tactical data link.

"Atos Origin participated in the Consortium's work for four years, reporting to the NILE Project Management Office1," **said Michel Sandoz, DGA Tactical Data Links Program Manager.** "The operational and technical expertise acquired over the period demonstrated Atos Origin's understanding of this type of system. This made the company a natural choice to develop and build the communications and control component, thus ensuring compliance of all the deliverables."

The DGA is developing an L22 tactical data link demonstrator as part of the international NATO Improved Link Eleven (NILE) program. The system supports the exchange of tactical data between military platforms (surface vessels, submarines, aircraft, ground facilities) in a battlefield situation, including such data as the position of armed forces, projectile directions and speeds, friend or foe identification, and fire control commands. Sharing information across command levels provides a real-time picture of tactical developments in a theater of operations, encompassing all the components of a battlefield force. The integration of such modern communications systems makes a pivotal contribution to ensuring mission success.

In 19 months Atos Origin will deliver the demonstration system to show armed forces users how the new network can increase military efficiency. The demonstrator will comprise three prototype systems (including one that is air-transportable), which correspond to the different applications designed to improve the accuracy and speed of data interchange. It will cover the complete Link 22 chain, comprising various components and assemblies (tactical processor, communications system, router, radio, antenna) and the associated software. The open, modular design, combined with dedicated components, means that a single system element can be extracted for partial use of its functions.

Atos Origin will be in charge of development, as well as ensuring compliance with standards2 and the interoperability of the different systems for optimized operation of tactical data networks.

"This project makes Atos Origin a leading player in the international tactical data link market, since Link 22 will eventually become the hub for the joint multimedia tactical data links to be deployed towards 2015," **said Hervé de Colnet, Vice President Public Sector Market at Atos Origin**. "We are proud of our active role in developing French expertise in this area, and in helping to modernize defense communications systems. Our work on this project also makes France one of the top countries in the NILE program, and confirms Atos Origin's position as a world leader in this sector."

NOTES

1 – The international NATO Improved Link Eleven (NILE) program is being carried out jointly by the United States, the United Kingdom, Canada, Germany, France, Spain and Italy to design and develop the main components in Link 22 (L22).

2 – The deployment of this type of system complies with NATO telecommunications standards.

About DGA

French Armament Procurement Agency Délégation Générale pour l'Armement (DGA) partners armed forces to help build the defense solutions of tomorrow.

The DGA's missions are to provide equipment for armed forces, anticipate future requirements and promote exports. To execute these missions, the agency deploys exceptional resources to independently evaluate systems. It offers a comprehensive vision of systems to guarantee their consistency, a proven ability to efficiently manage the risks inherent in complex projects and an industrial and technological approach to projects designed to secure national and European independence.

The DGA facilitates the emergence of cooperation programs and contributes to the development of the European Defense Agency. Its presence spans 20 countries, including NATO and European Union member nations.

About Atos Origin

Atos Origin is a leading international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total more than €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:

Anne de Beaumont + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

Atos Consulting in Belgium continues its expansion and hires new principal consultants – 13/02/07

Zaventem, 13 February 2007 - Aos Consulting, the business consultancy arm of Atos Origin, is starting the new year with new recruits in Belgium. Principal consultants GianGiacomo Pizzi and Peter Laureys, both consultants with thorough SAP expertise and who focus on projects which mainly revolve around re-engineering, have been added to Atos Consulting's specialised team.

"We're really happy that GianGiacomo and Peter have arrived", said Luc Brouwers, Director of Atos Consulting in Belgium. "They'll help us to rapidly expand our activities and will also work together with our colleagues from Atos Consulting in the neighbouring countries and the Atos Origin organisation in Belgium. With the help of our worldwide consulting organisation we can assist our local clients with a broad consultancy offering."

37 year-old GianGiacomo Pizzi began his career as a logistics consultant at Dow Corning and subsequently acquired the necessary experience through SAP consultancy work for companies such as Atac, Owens-Corning, GE Bayer Silicones, GB-Carrefour and DSM. In 2003 he moved on to American Standard, where he became the manager of a team of experts in SAP warehouse management. Pizzi is no stranger to the Belgian SAP community. He will be appreciated for his experience with the latest SAP functionalities such as RFID and task & resource management. GianGiacomo Pizzi graduated as an engineer from the ULB (Université Libre de Bruxelles), specialising in applied physics.

37 year-old Peter Laureys, for his part, is an expert in profitability analysis, product costing and setting up pan-European financial structures in SAP. He is the former controller of the headquarters of American Standard Europe and started his career in 1993 as a financial analyst and became a SAP consultant with Bridgestone/Firestone. He also worked for clients such as Monsanto, DSM and GE Bayer Silicones. Laureys is the holder of a masters degree in applied economics from the University of Antwerp and a diploma in financial management from the former Vlerick Management School (now Vlerick Leuven Gent Management School).

Atos Consulting Belgium is part of the international Atos Consulting network which already operates within Europe in the Netherlands, England, France and Spain with an offering of high-tech solutions in several sectors. The concentration of the strengths of the consultancy offices in various European countries creates an organisation which is able to take responsibility across borders for international projects. A total of 2,500 consultants work for Atos Consulting worldwide. As one of the largest recruiters in Belgium and Luxembourg, Atos Origin continues to recruit, and not just for its consultancy division.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

For more information:
Vera Luypaert
+32 2 690 26 04
vera.luypaert@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorign.com

Atos Origin first to offer clients new SAS® for Customer Experience Analytics – 13/02/07

Helping organisations better understand customer behaviour across all market channels, so they can respond faster to customer needs and improve customer acquisition and revenues

London, 13 February 2007 - tos Origin, an international IT services company, today announced that it is the first IT services partner to offer its clients the new SAS® for Customer Experience Analytics. By combining online and off-line customer data with world class business intelligence technology, the solution enables clients to better understand their customers' behaviour, tailor every customer contact and optimise the value from each opportunity.

"SAS for Customer Experience Analytics is the only solution that offers true multi-channel analysis of your customer," said Andrew Stevenson, head of Centres of Excellence at Atos Origin. "With Atos Origin's unique breadth of consulting and integration services, we can ensure that our clients achieve maximum benefits from the solution and turn insight and knowledge about their customers into actionable information."

SAS is the market leader in the new generation of business intelligence (BI) software and services and its latest offering captures and measures, in real time, all aspects of each individual customer's online and off-line experience, translating these actions into customer insights. By integrating intelligence from all customer touch points, it provides a single source of highly accurate and actionable data that reflects the customer's experience and the individual's behaviour, enabling organisations to tailor all customer contacts and optimise value at every point.

John Dalton, Managing Director of SAS UK and Ireland added, "In depth understanding of all customer touch points has become a fundamental element in gaining customer insight. We are delighted that Atos Origin, a long-term partner of ours, is now offering its clients SAS for Customer Experience Analytics. It is a unique solution that helps organisations build highly accurate and reflective pictures of their customer base."

Organisations using the new customer experience offering can collect multi-channel data to predict future behaviour and build more predictive customer profiles through precise identification of trends in customer preferences, site orientation and content. The real-time data capture engine monitors interaction changes as they happen online, so organisations can be immediately responsive. Recent trials of the software have shown that the new offering can be deployed within one week, with results being generated hours after implementation, from which organisations can rapidly create data driven actions and campaigns, delivering immediate ROI to the business.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin

Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

About SAS
SAS is the leader in business intelligence software and services. Customers at 40,000 sites use SAS software to improve performance through insight into vast amounts of data, resulting in faster, more accurate business decisions; more profitable relationships with customers and suppliers; compliance with governmental regulations; research breakthroughs; and better products. Only SAS offers leading data integration, intelligence storage, advanced analytics and business intelligence applications within a comprehensive enterprise intelligence platform. Since 1976, SAS has been giving customers around the world The Power to Know®.

For further information, please contact the team at the SAS press office on:
Tel: +44 (0) 1628 490490
Email: saspressoffice@suk.sas.com

For more information on SAS, please visit http://www.sas.com/uk

Atos Origin acquires UNI-MEDECINE – 14/02/07

Paris, 14 February 2007 - Aos Origin, an international IT services company, announced the acquisition of UNI-MEDECINE Group, through its Atos Worldline subsidiary. UNI-MEDECINE is the French leader of internet applications dedicated to the transfer and exchange of health data, and specialises in the design and production of health sector specific electronic communications tools. This operation strengthens the Atos Origin Group's expertise in this sector.

In March 2005, Atos Origin and UNI-MEDECINE pooled their experience in a consortium to meet the French Personal Medical Record (PMR) challenge.

SANTEOS, one of the six IT hosting services providers selected for PMR, combines the skills of Atos Worldline, a leading European player in the secure processing of sensitive data and the high value added IT hosting, with more than 25 years' experience, and UNI-MEDICINE, with a demonstrable ability to innovate and an in-depth knowledge of all the specific requirements of health information and personal health data management systems.

Atos Origin's acquisition of UNI-MEDECINE strengthens the Group's ability to provide information systems and information and communications technologies to ever more powerful healthcare organisations with increasing awareness of the service provided to people.

Integrated within the Atos Origin Group, UNI-MEDECINE now operates as SANTEOS. Jean-Yves Robin, previously UNI-MEDECINE's director, becomes managing director of SANTEOS.

Atos Origin has more than 20 years experience in the management of large scale public sector and healthcare projects and nearly 10,000 consultants and IT personnel taking part in the modernisation of the European public sector, and participating in the key State reform programmes in the main European countries. This unique pool of experience enables the major authorities to benefit from a significant return on experience.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

About UNI-MEDECINE
UNI-MEDECINE, an innovative French company, founded in 1998, is dedicated to designing high value skills-based information systems in all Public Health fields. The company's experience has been demonstrated by making a significant contribution to the renewal of public health IT applications through a move towards internet technologies. In particular, their experience includes the computerisation of health networks and the deployment of shared medical files where they are the most important player in France, providing interoperability between information systems (town – hospital), creating healthcare communication platforms, and healthcare telephony systems.

For further information, please contact:
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin delivers the Technology Operations Center of the Rio 2007 XV Pan American Games – 15/02/07

The Technology Operations Center, the heart of the IT operations for the Games, has been completed according to the official Games schedule

São Paulo, 15 February 2007 - Atos Origin, an international information technology services provider, announces today that the Technology Operations Center (TOC) for the Rio 2007 XV Pan American Games is fully operational and has been delivered on time.

At the heart of the whole technology operations for the Pan-American Games, the Technology *Operation* Center demonstrates innovations that have been developed at Atos Origin past Olympic Games experience in Salt Lake City (2002), Athens (2004) and Torino (2006). The layout, help desk and the Video Wall stand out among such innovations. The TOC has been completed after 50 uninterrupted days of work and delivered according to the official expected schedule.

At Games' time, the IT team will monitor from the TOC the IT infrastructure, systems and applications to ensure that the results and athletes information are transmitted instantly to worldwide media and the official web site. During the next six months, a team of extremely high level technology professionals will work from the TOC, focusing on the Games' IT Security.

The Technology Operations Center includes three main areas: TOC, *Office* and *LAB*.

The TOC (*Technology Operations Center*) is actually the "Mission Center" of all the technology operations. Strategically positioned within the Operations Center, it exhibits a central amphitheather display and facilitates the team interaction. The *Video Wall* within the TOC transmits instantly, on a continuous basis, the images of the 44 competition venues and monitors the IT operations and event systems.

The Office , operates like a large office. Also strategically located next to the TOC, it facilitates the integration, flow of information and allows rapid decision making. The administrative area is also composed of training and meeting rooms. In all areas, the computers network is separated from the operation network, thus ensuring better security.

The LAB (Systems Laboratory) assures the development, support, tests and maintenance of the Games IT systems. The LAB has restricted access, offers high security features and facilitates communication between the team members.

"The Atos Origin's role is to plan, integrate, and manage all the technology of the Pan-American Games Rio 2007. It is like developing and managing a complex corporation, operating for only 21 days. A smooth running of all the systems is vital, as there is only one chance to get it right," ***stated Sérgio Bartoletti, Atos Origin CEO for Latin America.***

The construction of the Technology Operations Center started on December 01, 2006 and took 50 uninterrupted days to be completed. It demanded the contribution of more than 100 professionals and the coordination of ten companies in the civil construction project.

A few numbers of the Technology Operations Center

- Area: 1,680 m2;
- 475 m of air conditioning ducts;
- 180 telephone lines
- 250 desktops;

- 180 work positions;
- emergency generation electric system: 500KVA;
- voice, data, energy and air conditioning structure totally redundant

Since 1989, the Atos Origin Major Events unit is exclusively dedicated to the provision of IT solutions and services to large-scale events and international bodies, carrying its experiences and know-how from one event to another. The business unit aims to share its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the provision of software solutions.

Atos Origin has been contracted by the International Olympic Committee (IOC) to deliver IT for the Games of Salt Lake City in 2002 (operated as SchlumbergerSema), Athens 2004, Torino 2006, Beijing 2008, Vancouver 2010 and London 2012.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

In Brazil, Atos Origin employs 2.000 persons, focused on design, build and operations of technology solutions and in 2006 celebrates its 15th anniversary.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Hill & Knowlton Brazil
Ana Lúcia Brecco
+55 11 5503 2878
abrecco@hillandknowlton.com

Atos Origin Brazil
Patricia Grilli
+55 11 2183-2015
patricia.grilli@atosorigin.com

Atos Origin Global
Anne-Marie Capilla
+ 33 (0)1 55 91 20 52
anne-marie.capilla@atosorigin.com

GNER Selects Atos Origin to Provide and Support an Internet Retailing System for Rail Tickets – 19/02/07

London, 19 February 2007 - Atos Origin, an international IT services company, today announced that it has been awarded a new contract by GNER, the east coast train operator, to develop, implement and support an internet retailing system for rail tickets.

GNER already makes a significant number of advanced purchase sales through the internet. Their goal now is to further migrate walk-up, telesales and corporate customers from traditional ticket purchase methods to a web-based system, yielding significant economies for GNER.

The service, which will be launched later this year, will be simple, transparent and intuitive to use, so that passengers can quickly find the most appropriate fare available at the time they wish to travel. It will also be integrated with customer relationship management, so that GNER can monitor ticket sales and analyse buying patterns, in order to better plan future marketing campaigns and promotions. The service will be designed to support new initiatives such as print at home and mobile phone ticketing.

"The internet is now a very important channel through which we sell tickets and with this new web-based system, we are providing our passengers with a fast, secure and easy way to purchase tickets online," said Emma Passey, eCommerce Manager at GNER. "Atos Origin has demonstrated an excellent solution and a strong understanding of our industry to ensure that this service meets our needs today and in the future."

Atos Origin will manage the credit card authorisations, through Atos Worldline, an Atos Origin company which specialises in electronic payment services, CRM and e-services including internet, voice and mobile.

"This new internet ticketing solution will enable GNER to cost effectively deliver improved service to its passengers and increase customer choice," said Lee Hewett, Head of Transport at Atos Origin. "Furthermore, winning this contract demonstrates how Atos Origin is able to combine its transport domain expertise with its design, build and operate capabilities to deliver an innovative solution to its customers."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About GNER

GNER runs services on the East Coast Main Line between London King's Cross, the East Midlands, Yorkshire, the North East of England and Scotland, carrying more than 17 million passengers a year.

For more information, please contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

The Atos Origin Toulouse Services Centre achieves level 3 CMMI certification – 21/02/07

Optimisation of processes to increase productivity and improve quality of service

Paris, 21 February 2007 - Atos Origin, one of the leading international IT services players, is continuing its ambitious CMMI certification programme as part of the Group's strategy to globalise its operation and improve its operational efficiency. Atos Origin announces that its Toulouse Services Centre has achieved level 3 CMMI (Capability Maturity Model Integration) certification, which confirms the value and the level of industrialisation in its applications and systems production process. In France, Atos Origin's aim is to finalise the CMMI3 certification programme for all of its regional services centres by the end of April 2007.

Atos Origin has implemented a CMMI certification strategy for its activities in the French regions. Atos Origin's national approach demonstrates a strong will to industrialise its methods and tools as well as to improve and capitalise on them, based on the best practice available in the field. It also involves a consolidation of skills which include characteristics specific to each services centre.

Using standard processes and tools, level 3 CMMI certification gives the Toulouse Centre a confirmed industrial approach to meet the expectations of its clients. The ability to measure and analyse process effectiveness now allows for improved organisation of acquired and feedback experience of the projects as well as better and faster training for personnel. Formalising and capitalising on this knowledge makes it easier to begin new projects which now have access to past experience through proven, well supported operational processes, from handling client expectations to final delivery, through validation and configuration management phases. An archive set up in this way facilitates induction for people who have recently been recruited, since they now have access to "turnkey" engineering procedures. These steps are leading towards a permanent increase in working methods. All of these processes are monitored by quality of service indicators.

"We are proud of the CMMI maturity model level 3 assessment achieved by our "onboard software" services centre. This result is the fruit of more than ten years capitalising and collaborating with the main businesses in the sector in the Toulouse region. To achieve this, we set up a solid organisation which utilised an improvement project manager, champions, directors and project managers. By doing so, we ensured that the procedure improvement process was managed and deployed effectively. Faultless involvement by our teams enabled us to achieve the ambitious goals we had been given. Today, our Services Centre has a major competitive advantage in providing solutions to our clients' challenges: quality and productivity", **declared Jean-François Lenôtre, Director of Atos Origin's Midi-Pyrénées Region.**

The Atos Origin Toulouse Services Centre

The Midi-Pyrénées region has nearly 600 personnel participating in high added value technology projects. The Toulouse Services Centre has two agencies, located in Labège and Blagnac. Having achieved this certification, Atos Origin Midi-Pyrénées will increase its personnel by around a hundred, by the end of 2007, in all sectors.

With a presence in the Aeronautical, Space, Air Traffic Control, Industrial and Telecoms sectors, and strong experience in these sectors, the centre takes part in the following fields:

- Onboard software/ critical systems
- EAI / Exchanges
- Microsoft .Net

- Open Source
- HR / Salary (Peoplesoft / HR Access / SAP HR)

About CMMI

The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote the following goals: product cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.
Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press: Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

The Atos Origin Sophia-Antipolis Services Centre achieves level 3 CMMI certification – 21/02/07

Optimisation of processes to increase productivity and improve quality of service

Paris, 21 February 2007 - Atos Origin, one of the leading international IT services players, is continuing its ambitious CMMI certification programme as part of the Group's strategy to globalise its operation and improve its operational efficiency. Atos Origin announces that its Sophia-Antipolis Services Centre has achieved level 3 CMMI (Capability Maturity Model Integration) certification, which confirms the value and the level of industrialisation in its applications and systems production process. In France, Atos Origin's aim is to finalise the CMMI3 certification programme for all of its regional services centres by the end of April 2007.

Atos Origin has implemented a CMMI certification strategy for its activities in the French regions. Atos Origin's national approach demonstrates a strong will to industrialise its methods and tools as well as to improve and capitalise on them, based on the best practice available in the field. It also involves a consolidation of skills which include characteristics specific to each services centre.

Using standard processes and tools, level 3 CMMI certification gives the Sophia Antipolis Centre a confirmed industrial approach to meet the expectations of its clients. The ability to measure and analyse process effectiveness now allows for improved organisation of acquired and feedback experience of the projects as well as better and faster training for personnel. Formalising and capitalising on this knowledge makes it easier to begin new projects which now have access to past experience through proven, well supported operational processes, from handling client expectations to final delivery, through validation and configuration management phases. An archive set up in this way facilitates induction for people who have recently been recruited, since they now have access to "turnkey" engineering procedures. These steps are leading towards a permanent increase in working methods. All of these processes are monitored by quality of service indicators.

"We are proud to have achieved level 3 CMMI certification. To obtain it, we have put in place a solid organisation which ensures the direction and improvement in the deployment of procedures. Today, our Services Centre has a major competitive advantage" **declared Jean-Marc Djian, Director Atos Origin's South East France Region.**

The Atos Origin Sophia-Antipolis Services Centre

Atos Origin currently has more than 400 employees in the PACA region working in the system integration sector. Having achieved this certification, Atos Origin Sud-Est (South East) will increase its personnel by around 50, by the end of 2007, in all sectors.

The Sophia-Antipolis Services Centre is present in the finance, pensions, automobile and transport sectors through major information system integration projects which involve:

- a platform for remote clients,
- Back-Office/Front-Office organisation,
- Alongside large third party maintenance applications.

About CMMI

The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote

the following goals: product cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.
Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press: Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

The Atos Origin Bordeaux Services Centre achieves level 3 CMMI certification – 21/02/07

Optimisation of processes to increase productivity and improve quality of service

Paris, 21 February 2007 - Atos Origin, one of the leading international IT services players, is continuing its ambitious CMMI certification programme as part of the Group's strategy to globalise its operation and improve its operational efficiency. Atos Origin announces that its Bordeaux Services Centre has achieved level 3 CMMI (Capability Maturity Model Integration) certification, which confirms the value and the level of industrialisation in its applications and systems production process. In France, Atos Origin's aim is to finalise the CMMI3 certification programme for all of its regional services centres by the end of April 2007.

Atos Origin has implemented a CMMI certification strategy for its activities in the French regions. Atos Origin's national approach demonstrates a strong will to industrialise its methods and tools as well as to improve and capitalise on them, based on the best practice available in the field. It also involves a consolidation of skills which include characteristics specific to each services centre.

Using standard processes and tools, level 3 CMMI certification gives the Bordeaux Centre a confirmed industrial approach to meet the expectations of its clients. The ability to measure and analyse process effectiveness now allows for improved organisation of acquired and feedback experience of the projects as well as better and faster training for personnel. Formalising and capitalising on this knowledge makes it easier to begin new projects which now have access to past experience through proven, well supported operational processes, from handling client expectations to final delivery, through validation and configuration management phases. An archive set up in this way facilitates induction for people who have recently been recruited, since they now have access to "turnkey" engineering procedures. These steps are leading towards a permanent increase in working methods. All of these processes are monitored by quality of service indicators.

« All our staff is committed to achieve this goal because we all believe in the added value brought by level 3 of the Capability Maturity Model Integration (CMMI). This unifying company vision has enabled us to compile a register of best practices, improve and institutionalise these practices and implement them in all of the Bordeaux Service Centre projects. We now have a comprehensive reference of operational processes, shared by everyone, meeting all our excellence needs in terms of quality of services, competitiveness and productivity.
For our fast-growing service centre, this reference increases further our ability to meet our clients' flexibility requirements. We are very proud that we could complete this challenge considering the huge area assessed », **says Nathalie Jeulin, Director of Atos Origin's Aquitaine Region.**

The Atos Origin Bordeaux Service Centre

With 400 employees, the Aquitaine Department serves industries in the fields of Telecom, Public Services, Industry, Energy and Finance. After growing its revenue over 30% in 2006, the Bordeaux Service Centre plans to hire 130 engineers in 2007.

With a new 5,000 m² facility (since February 2007) in Pessac, platform applications with engagement to succeed represent 80% of the business (Third party application software maintenance and integration projects).
The Bordeaux Service Centre's positioning is based on the following elements:

- ERP SAP, Oracle Applications
- Java/ J2EE
- Decision support systems

Beyond its technological abilities, the Bordeaux Service Centre has been developing a strong technical expertise for several years, enabling it to add value and understanding of its clients' strategic issues.

About CMMI

The CMMI model (Capability Maturity Model Integration), developed by the SEI (Software Engineering Institute) at Pittsburgh's Carnegie Mellon University (United States), is a significant step forward from the previous model, CMM.

CMMI defines the key elements required to perfect the processes required to produce effective applications and systems and describes the improvements which enable the change from an improvised process to a mature, disciplined process. It helps to promote the following goals: product cost, schedule, functionality and quality, set by the company with a view to providing its clients with ever greater satisfaction.

CMMI is becoming the reference for assessing the maturity of a company's processes, by comparing their level with the sector average. CMMI is also useful for planning improvements to a company's applications and systems processes.

CMMI is made up of five levels, with the fifth being the highest. Each level defines the company's level of maturity.
Level 3 corresponds to a "defined" level of maturity, where processes are described and applied by the whole organisation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press: Anne de Beaumont - + 33 (0)1 55 91 24 15 -
anne.debeaumont@atosorigin.com

Atos Origin supports Dutch track cyclist Theo Bos on its way to the Beijing 2008 Olympic Games – 22/02/07

Utrecht, 22 February 2007 - Atos Origin, an international IT services company, will be supporting track cyclist Theo Bos for the coming two years heading to the Olympic Games in Beijing. The reigning sprint and Keirin world champion is delighted that Atos Origin has linked itself with him. "Atos Origin is not only a top brand, but also has a direct involvement in the Olympic Games, where it is responsible for the complete IT infrastructure. My mission is to win gold in Beijing, Atos Origin's mission is to ensure the smooth running of the IT at Games' time. The company has proven itself to be a fantastic partner for the International Olympic Committee (IOC) for three Olympic Games already, and is now doing the same for me."

Bos is currently training to achieve his lifelong goal, winning gold during the Beijing 2008 Olympic Games. The World Cup competition in Manchester is the run-up to the World Championship, to be held in Mallorca at the end of March. Bos says: "Thanks to my achievements and nomination as Athlete of the Year in 2006, I am assured of interest from various companies. However, I won't associate myself with just any business but look for partners who have a real relationship with my sport. Atos Origin meets this desire; the company is a TOP Sponsor and the Worldwide IT Patner of the International Olympic Committee. I will be the figurehead, the athletic ambassador of the brand in the run-up to the Beijing 2008 Olympic Games. Right now, I'm completely focused on the races ahead."

Atos Origin is proud to be associated with Theo Bos. In the run-up to the Olympic Games in Beijing, the largest IT services company in the Netherlands wants to underline its direct involvement with the world's greatest sporting event.
Marianne Hewlett, Senior Vice President Global Marketing at Atos Origin concludes: "Bos is considered *the* Atos Origin ambassador for the Olympic Games in The Netherlands. Not only is he the reigning world champion, but he was also elected Athlete of the Year 2006 which speaks to both his achievements and his character. Atos Origin will do everything to ensure that the IT of the Olympic Games in Beijing runs smoothly. This requires extensive preparation in order to ensure a flawless performance at the crucial start date. The same holds true for Theo – he too is focused on the ultimate goal, gold in Beijing. I think we've got a perfect match here."

About Theo Bos

Dutch track cyclist Theo Bos is the reigning world champion in Sprint and Keirin categories. He earned his first seniors world title in 2004 in the Sprint. At the age of 20, he was the youngest ever sprint world champion. The same year, he won silver during the Olympic Games in Athens in the same event. In 2005 he won the 1 km world title. In Moscow, in December 2006 he improved the world record on the 200m with a time of 9.772. Theo Bos is currently Athlete of the Year 2006. He will be defending his world titles in Mallorca at the end of March.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Management Theo Bos
Orlando van den Bosch

+ 31 162 319859
o.bosch@obs-sports.nl

Atos Origin
Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

Atos Origin
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin 2006 full year results – 28/02/07

Paris, 28 February 2007 - Atos Origin, an international information technology services provider, today announced full results for the year ended 31 December 2006, confirming all the figures announced on 5 February 2007.

- Group revenues were EUR 5,397 million representing organic growth of +1.5%
- Operating Margin was EUR 247 million (4.6% of revenues)
- Impairment charge in the UK and in Italy for EUR 378 million
- Net loss of the period EUR 264 million after impairment charge
- Adjusted net income was EUR 110 million, or EUR 1.63 per share
- Underlying net debt reduced by EUR 120 million excluding the acquisition of Banksys and BCC
- Order entry of EUR 6.3 billion in 2006 representing a book to bill ratio of 116%

Operating Performance

2006 reported Group revenues reached EUR 5,397 million. On a constant scope and exchange rate basis, revenues for the period were up +1.5%. The Group operating margin in 2006 reached EUR 247 million at 4.6% of revenues compared to 7.3% in 2005. This performance is mainly due to delays in new business in the UK and a difficult market environment in Italy.

Net Income

Major reorganisation programmes are underway in both countries with the objective to return to good profitability.

At Group level the restructuring plans amounted to EUR 31 million in 2006. In line with the indications given on 5 February 2007 a total impairment charge of EUR 378 million has been taken on the UK and Italian goodwill and long-term assets.

Net financial expense amounted to EUR 11 million. The tax charge for 2006 was EUR 77 million resulting in an effective tax rate of 34.5%, before goodwill impairment.

The net loss for the period is EUR 264 million. Adjusted mainly for the significant impairment in the UK and Italy, adjusted net income amounts to EUR 110 million, or EUR 1.63 per share.

Net debt

With strong operating cash flow of EUR 370 million and after capital expenditure of EUR 212 million, or 3.9% of revenues, the underlying net debt at year end 2006 fell by EUR 120 million to EUR 60 million. After the net acquisition cost of Banksys and BCC, total net debt at year end reached EUR 360 million. At year end, the Group's financial ratios remain substantially within its bank covenants.

Portfolio

By year end, all the major contracts in the UK pipeline had been signed and will start contributing progressively in 2007. As a result, order entry picked up significantly at the end of the year at EUR 6.3 billion in 2006, with a book to bill ratio of 116%. On top of the large UK contracts such as Department of Constitutional Affairs, NHS Scotland, National Farmers Union Mutual, Government Gateway portal, NHS Diagnostics and Rail Settlement Plan, there were some significant new contracts in the Netherlands for ING, Delta and Telegraaf, in Brazil for the Rio Pan-American Games and in China for ChemChina. All these contracts have been signed in the second half.

As a reminder announced on 5 February 2007
Transformation 3 O 3 Plan

A transformation programme has been launched with 3 Objectives over 3 years to accelerate the organic growth, improve efficiency and operate as a global company.

The Management Board has been strengthened by the arrival of Philippe Germond. A new Executive Committee has been created as the main operating body of Atos Origin to manage operations, service lines and functions. This will bring together the heads of the large countries, Atos Worldline, Group Sales, Global Service Lines and key functions. New managers have been appointed in the UK, Netherlands, Italy, Belgium, France, Group Sales and Finance.
In January, working groups defined the plans to accelerate organic growth, improve operational efficiency and operate as a global company in seven different domains:

- Industrialisation through standardisation of processes and tools within Systems Integration
- Systems Integration targeting 20% in offshore and nearshore by end 2009
- Creation of Managed Operations Global Factory to ensure standardised, consolidated global delivery
- Optimisation of Sales resources and development of solutions portfolio
- Global purchasing to reduce costs
- Stronger and more efficient key functions
- Accompanied by a strong Human Resources programme to attract, develop and retain best people.

The total cost of the transformation is estimated at EUR 270 million, of which EUR 160 million in 2007 (EUR 40 million in operating margin).

Objectives

The 2007 objectives of the Group are the achievement of a top line growth of 8.5%, the recovery in the operating margin in the UK and Italy, the execution of the transformation plan and the development of Atos Worldline, Atos Euronext Market Solutions and medical BPO. We expect an improvement in the operating margin rate before the costs of the transformation plan and positive free cashflow after restructuring.

Concerning this announcement, Bernard Bourigeaud, CEO of Atos Origin, declared: "*2007 is going to be an exciting year. The focus of the year is to strengthen the management team, restore the profitability in the UK and Italy and execute the Transformation plan. Our goal is to double our operating margin in absolute value by 2009.* "

Next dates

15 May 2007, Announcement of 2007 first quarter revenue
23 June 2007, AGM

Disclaimer

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for 2007 and after. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on May 15th, 2006 as a Document de Référence under the registration number : D06-402. All the definitions used in this document are in the 2006 annual report on the Atos Origin website.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:

Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

Contact for Industry analysts:

Roger Cox, Tel: +44 (0) 77 33 313 251, roger.cox@atosorigin.com

Financial performance in 2006

In EUR million	**2006**	**2005**
Revenues	**5,397**	**5,459**
OMDA	**446**	**499**
% of revenue	8.3%	9.1%
Operating Margin	**247**	**399**
% of revenue	4.6%	7.3%
Impairment charge	(378)	(45)
Net income (Group share)	**(264)**	**235**
Adjusted net income (Group Share) (*)	**110**	**255**
Earnings per share (in euros)		
Basic EPS	(3.91)	3.50
Adjusted basic EPS	1.63	3.79
Net debt	**360**	**180**
Gearing (Net debt/Equity)	20%	9%
Leverage (Net debt/OMDA)	0.81	0.36

Atos Origin in Brazil achieves ISO

27001:2005 Information Security Certification – 28/02/07

Atos Origin is one of the first IT companies to earn ISO 27001:2005 accreditation in Brazil

São Paulo, 28 February 2007 - Atos Origin, an international information technology services provider, announces today that it has successfully achieved the globally recognized ISO 27001:2005 Certification – Information Security Certification. This certification accredited by BSI - an independent organization, member and founder of ISO (International Organization for Standardization) - was conquered without any non-conformity succeeding in all the information security-related topics.

The major requirements assessed are the following:

- Security management through the deployment of good practices;
- Risk management methodology;
- Information security organization and policy;
- Asset classification and control;
- Personal, physical and environmental security;
- Operations and communications management;
- Access control;
- System design and maintenance; and
- Business continuity management.

"We are very proud of having attained this standard. This certification formally attests to the rigorous implementation of the elements of IT security, confidentiality, reliability, integrity and availability in services and solutions we provide to our clients. This certification provides our clients with the assurance that we provide high level services, compliant with their business requirements throughout controlled procedures, policies and best practices. This new certification also confirms to the market our capabilities to ensure the reliability, integrity and availability of our data related to a wide range of projects for the Software Plant, Consultancy, Systems Integration and Outsourcing" stated Sérgio Bartoletti, Atos Origin Latin America CEO.

This certification underlines Atos Origin's commitment in an ambitious certification program as part of the Group's strategic initiative announced earlier this month in its Transformation Program aimed at accelerating organic growth, improving efficiency and operating as a global company.

Only 11 companies in Brazil currently hold ISO 27001:2005 certification and today Atos Origin is one of the few IT companies earning this accreditation.

In Brazil, Atos Origin employs 2.000 persons, focused on design, build and operations of technology solutions and in 2006 the company celebrated its 15th anniversary in the country. Atos Origin in Brazil provides offshore support for some of the Group's international clients and is an important part of its Global Sourcing strategy.

As part of its commitment to client satisfaction and the delivery of value and service, Atos Origin has engaged in a world-wide assessment program covering all major service centers.
Rather than simply selecting low cost locations from which to source IT services, Atos Origin evaluates the whole range of technical and service requirements to determine the best sourcing solution to meet clients' requirements.

"Companies depend a lot on their information systems and they, as a consequence, have become highly strategic assets especially in the decision-making process. Information is a

highly valuable asset for corporations and it's key to foster a security culture accordingly. Atos Origin, aware of such factors, has all times invested in its improvement program as a direct result from the international certifications ISO 9001 and ISO 27001", stated Ellie Borges, BSI leading auditor.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company's web site at www.atosorigin.com.br.

About BSI
BSI Group is a leader in the development of standards based business solutions, and as such is the originator of the world's most popular management systems standards and specifications. These include the ISO 9000 series of quality management standards, ISO 14001 for environmental management, ISO/IEC 27001 for information security management, OHSAS 18001 for occupational health and safety, ISO 10002 for complaints management and ISO/IEC 20000 for IT service management. These management specifications have achieved global acceptance as tools to enhance the effectiveness of organizations. BSI is also at the leading edge of developing standards in emerging technologies such as nanotechnology, biometrics and regenerative medicine – all of which will have a global impact in the future. For further information on the BSI Group see: www.bsi-global.com

For more information, please contact:
Hill & Knowlton Brazil
Ana Lúcia Brecco
+55 11 5503 2878
abrecco@hillandknowlton.com

Atos Origin Brazil
Patricia Grilli
+55 11 2183-2015
patricia.grilli@atosorigin.com

Atos Origin Global
Anne-Marie Capilla
+ 33 (0)1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin opens a new Software Factory in Valladolid – 28/02/07

Madrid, 28 February 2007 - Atos Origin, a leading international information technology (IT) services company, opens a new Software Factory in the Boecillo (Valladolid) Technology Park with support from the Castilla and León Councils. The factory currently employs 120 staff, and plans to increase this to 250 by the end of 2007.

The Software Factory, which specialises in the telecommunications, automotive and finance sectors, provides IT services not only in Spain but also across Europe. This is in line with Atos Origin's Global Sourcing strategy, which encompasses the sourcing of IT services from around the world, in order to source the right skills, at the right time, from the right place, at the right price. The software factory combines on site, near shore resources, to combine reduced risk and cost with cultural and geographic requirements and supports Atos Origin's strategic initiative announced earlier this month in the company's Transformation Program aimed at accelerating organic growth, improving efficiency and operating as a global company.

The software factory currently has 120 employees and plans to reach 250 employees in 2007, doubling this figure by the end of 2008. Atos Origin has recruitment agreements with the University of Valladolid, as well as with technical schools and *different local* education establishments.

The council of Castilla and León supported this initiative from the outset with financial and resource support. They have said that the policy being developed by the Economy and Employment Council to support IT companies implies a significant effort.
"We think it is very beneficial for the region's economic and technological development that companies of Atos Origin's size are choosing local technology parks to provide services to other countries".

"The software factory's offering meets a market need. Atos Origin in Spain is already providing near-shore support for some of the Group's international clients and is an important part of its Global Sourcing strategy. Through the combination of the industrial methodology and experience of the Group the new Software Factory can offer high quality services at very competitive costs," comments Diego Pavia, CEO of Atos Origin in Spain.

As part of its commitment to *client satisfaction* and the delivery of value and service, Atos Origin has engaged in a world-wide CMMI assessment program covering all major service centers. Rather than simply selecting low cost locations from which to source IT services, Atos Origin evaluates the whole range of technical and service requirements to determine the best sourcing solution to meet clients' requirements.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Anne-Marie Capilla
+ 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Sopra Group, for its subsidiary Axway, has finalised the acquisition of the B2B activity of Atos Origin in Germany – 01/03/07

Scottsdale, Ariz. and Paris, 1 March 2007 - Sopra Group, for Axway finalised yesterday the acquisition of Atos Origin's B2B activities in Germany. This operation solidifies Axway's leadership in the B2B platform domain and significantly reinforces its presence in Germany, the largest European market.

Axway, a wholly-owned subsidiary of Sopra Group, has acquired 100% of the B2B software activity of Atos Origin in Germany. The transaction was paid in cash.

The two entities have multiple complementarities, such as geographic positioning and expertise in client business domains, which help place Axway among the leading vendors in Germany. Additionally, this acquisition solidifies Axway's leadership in the EDI and B2B platform markets in Europe and consolidates its positioning in the Automotive sector.

Served by 1,100 qualified staff from over 20 office locations throughout the world, Axway clients now number more than 8,000 in over 100 countries.

About Axway Software (www.axway.com)
Axway is the leading global provider of Collaborative Business Solutions. Axway establishes the dynamic connections — within and among enterprises — that make companies easier to do business with. Over 7000 organizations worldwide depend on Axway to manage and control their business-critical information in motion — improving value chain efficiency, regulatory compliance and quality of service. Axway's solutions feature a highly flexible integration and B2B framework, analytics, services, and customized applications for the financial services and life sciences industries. A subsidiary of Sopra Group, SA, Axway has dual headquarters in Paris, France and Scottsdale, Arizona, and offices in 20 countries.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Sopra Group (www.sopragroup.com)
A leader in the European consulting and IT services market, with a total workforce of 10,000, Sopra Group provides the full spectrum of services enabling companies to transform their organisations and their information systems. Sopra Group is a total solution provider, from prior strategic reflection from an executive management perspective, through to the supervision and implementation of major systems integration and application outsourcing projects. Through its subsidiary Axway, the Group pursues the worldwide deployment of its activities in both application integration and collaborative business solutions, with a complete range of solutions and services.

Contacts:

Investor Relations Sopra Group: Kathleen Bracco – +33 (0)1 40 67 29 61 – kbraccoclark@sopragroup.com
Press Relations Sopra Group: Virginie Legoupil – +33 (0)1 40 67 29 41 – vlegoupil@sopragroup.com
Press Relations Axway: Delphine Auger – +33 (0)1 47 17 26 75 – dauger@axway.com

Atos Origin offers IT talent entrance tickets for 10-year jubilee of Dutch career event animated by Tiësto – 01/03/07

Utrecht, 1 March 2007 - Atos Origin, an international IT-services company, offers rising IT-talent the opportunity to witness a mega spectacle during the 10-year jubilee of the 'Nationale Carrièrebeurs' in the Netherlands. Some 4,000 visitors are expected to mobilise next Friday 9 March in the Amsterdam RAI, an event where Tiësto will set the tone. As one of the main sponsors of this annual event Atos Origin offers 90 VIP tickets to potential young professionals.

The jubilee of the Dutch Career event offers young professionals an excellent opportunity to personally meet recruiters of Atos Origin and gain information about potential career opportunities. The festive event occurs at the ending of the first day on 9 March 2007. Each invitee receives two tickets and on the day itself Atos has more tickets to dispatch among the last lucky ones at the event. All needed details for registration are available on the event's website - www.carrierebeurs.nl – and on the Dutch Atos Origin site – www.atosorigin.nl.

"Atos Origin has a strong attraction to IT professionals because of the challenging projects our organization executes worldwide. Many career possibilities exist not only in the Netherlands, but also outside of our borders", says Henny Hendriks, Executive Vice President Operations & HRM at Atos Origin Netherlands. "Atos Origin not only offers excellent working conditions, but also wonderful career opportunities in a dynamic working environment. Being a main sponsor of the 'Nationale Carrièrebeurs' clearly underlines this. The 10-year jubilee is a fantastic opportunity to meet young professionals with a healthy amount of ambition."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin manages InterContinental Hotel Group's new payment card scheme – 01/03/07

London, 1 March 2007 - Atos Worldline, an Atos Origin Company, announces the signing of a five year contract with InterContinental Hotels Group (IHG) to develop, operate and manage its new business-to-business payment card for use by IHG hotels in the United Kingdom.

The new payment card will provide IHG's account customers with a cost effective and reliable payment method for their travel needs. Whether this be for a single night or a lengthier stay, multi delegate, full service conferences or meetings, the card can be used at any Crowne Plaza, Holiday Inn or Express or Holiday Inn hotel in the UK, as well as InterContinental London Park Lane.

"*Implementing this new payment scheme enables our customers to track, analyse and forecast business travel expenditure and provides a reliable line of credit for their employee travellers at all IHG hotels.*" said Colin Roy, VP Marketing and Revenue EMEA, IHG. "*There are no administration fees or set up charges to our customers and through our chosen business partner, Atos Worldline, we have been able to take advantage of creative business models to reduce and rationalise our investment costs in the launch of this product.*"

Atos Worldline was chosen by IHG to manage all services related to the payment card. These include application processing via a Web portal and telephone support service; direct debit processing; account holder database management; card production and dispatch. It also covers transaction processing, such as online authorization, invoice and statement production; payment services such as merchant settlement, account holder payments and credit and debt risk management services and Front and Back Office customer support services, supported by a Web portal.

"*This new client contract represents another win in the continuing success of Atos Worldline's electronic payment services and demonstrates our ability to make repeat sales of a true market leading offering, supported by a solution which is rich in technology and functionality and in which we continue to make significant investment for customers.*" states Peter Phillips, Director, Electronic Payments & Card Processing, Atos Worldline in the UK. "*Through the use of our added value high tech solutions, Atos Worldline demonstrates its ability to design, build, implement, host and support solutions to meet IHG's business requirements.*"

Atos Worldline's loyalty programme management services provide mature and proven mechanisms for managing business expenditure and delivering brand loyalty. Atos Worldline card issuer services deliver to organisations and their business account holders guaranteed payment terms, improved cash flow and easier reconciliation through the use of innovative business models and the latest technological advancements.

About IHG

InterContinental Hotels Group (IHG) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,650 hotels and 540,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with over 28 million members worldwide.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the

Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information, please contact:
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
email: emilie.moreau@atosorigin.com

Atos Origin selected by the Guangzhou 2010 Asian Games to develop its Technology Master Plan on account of its wide experience with sporting events – 05/03/07

Beijing, 5 March 2007 - Atos Origin, an international information technology services provider has been selected by the Guangzhou Information Office to develop the Technology Master Plan for the 16th Asian Games.

Taking place in Guangzhou, China, in November 2010, and being another highly visible sports event, the 16th Asian Games will welcome 14,000 athletes coming from 44 countries and regions, as well as more than 10,000 media representatives, 100,000 volunteers and 1,000,000 spectators and tourists. That Atos Origin was successful in winning the contract proves its unbeatable competency in providing IT support for various major events around the world.

With less than 1500 days to go, this project which began in December 2006, will aim at defining the overall IT strategy for the next 4 years covering the following elements:

- Key milestones and general planning
- Resource requirements – staffing, systems and infrastructure
- Recommended organization – best practices, integration and operation models
- IT Budget estimates
-

Part of the definition will also lead Atos Origin to advise the Organizing Committee on the right mix of new technologies to be implemented, applying the right filters to ensure that they will be mature enough to support a critical event up to this level and scale.

Atos Origin will use its proven methodology for IT Master Planning used in previous events such as the 2002 Manchester Commonwealth Games, 2005 Izmir University Games, and of course the Olympic Games.

Simon Yim, Atos Origin China President, declared that "Atos Origin is very proud to have been selected by the Guangzhou 2010 Asian Games to provide the IT Master Plan. It shows the trust that the Committee places in our experiences accumulated over the past 17 years and more than 30 world events. This project is multi-cultural by nature and will involve consultants from Europe who bring the Major Events expertise, together with Chinese consultants who will bring their knowledge and understanding of the local marketplace and customs. This strategic project award is important for us as it is in line with our comprehensive development plan in China but also comes as a natural extension to our strong involvement in the 2008 Olympic Games in Beijing." Yim continued that "We are very proud to play a significant part in the major events taking place in China and to be able to demonstrate our know-how in such visible projects."

Since 1989, the Atos Origin Major Events unit is exclusively dedicated to the provision of IT solutions and services to large-scale events and international bodies, carrying its experiences and know-how from one event to another. The business unit shares its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the provision of software solutions.

Atos Origin has been contracted by the International Olympic Committee (IOC) to deliver IT for the Games of Salt Lake City in 2002 (operated as SchlumbergerSema), Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. In China, Atos Origin has been present for over 10 years and currently employs 1,000 people, focusing on an end-to-end service model to "design, build and operate" IT solutions for key clients in such industries as finance, discrete manufacturing, petro chemicals and process industry, and energy. Atos Origin China is headquartered in Beijing, with branch offices in Shanghai and Guangzhou.
Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline

and Atos Consulting.

Press contacts :

Michelle Liu Atos Origin China Tel: +86 10 6437 6668 Michelle.liu@atosorigin.com

Marie-Tatiana Collombert Atos Origin CorporateTel : + 33 1 55 91 26 33marie-tatiana.collombert@atosorigin.com

Atos Consulting launches survey on transformation of Dutch health insurance market Group contracts discount leads to increase in customers and loss on the basic insurance – 05/03/07

Utrecht, 5 March 2007 - Atos Consulting, the consulting arm of Atos Origin, has analysed the dynamics in the Dutch health insurance market via a study conducted among health insurers by its Trends Institute. The conclusion is that the sector as a whole is demonstrating all the signs of a sector-in-transformation, and that health insurers must concentrate on the innovation of their offer of products and services in order to guarantee profitability.

Although last year no fewer than one-quarter of insured persons switched over to a different health insurer, this year that figure was only 4%. For most health insurers this means little growth or loss in the number of insured persons, with the exception of two winners and two losers whose customer base changed by more than 5%. The biggest winner in absolute numbers gained a net of 60,000 insured persons, and the biggest loser lost a net of around 110,000 insured. In relative terms, the biggest winner in 2007 grew by 17 percent and the biggest loser lost 12 percent of its insured database.

In contrast to the individual pricing and the valuation, the advertising expenditures this year did have an impact on the growth in the number of insured persons. Total expenditures of the health insurers on advertising amount to € 46 million this year which is half of what was spent the previous year. This was due in particular to the fact the commercial season for the insurance year 2005/2006 was significantly longer than 2006/2007. Relatively little money is being spent yet for advertising on the internet, despite the fact that a large share - over one-quarter - of the new insured persons registered via the internet. The effectiveness of the advertising campaigns is greater than last year, because more emphasis is being placed on group contracts.

High group contract discounts averaging 7% are being offered this year. The group contract pricing was decisive for the growth in the number of group contract insured. The degree of group contracts increased further in 2007, from almost 50% to around 55%. The extent of the growth in the number of group contracts was the primary cause for the total gain in the number of insured. The share of ad hoc groups vis-à-vis employer's group contracts increased slightly for most health insurers. As a result of an annual premium that does not cover costs, it is expected that 11 of the 13 health insurers will post losses in 2007 on the basic insurance, for a joint loss amounting to € 600 million. The discounts offered will all have to be recovered in the short term in some other way. In order to become profitable again, health insurers will have to radically innovate their offer of products and services.

Predictions Atos Consulting
Senior advisor Paul van den Broek at Atos Consulting expects that the care purchasing function of health insurers will offer the most room for this. While, prior to the system change, health insurers regarded care purchasing above all as an administrative function, their current thinking proceeds much more from the principle of economy-of-scale. Through increasing scale they are trying to generate sufficient volume in order to be able to procure care more efficiently. The initiatives which presently exist in the area of prevention and self-help are still (very) small-scale and insubstantial. The same also applies for the cooperation with health care providers, which often goes no further than choosing from a number of preferred providers and the making of additional agreements, for example with regard to waiting periods and extra service.

Paul also expects that a transition will take place in the relationship between health insurers and health care providers. The relationship will shift from (preferred) provider to delivery and development partner with Health Maintenance Organization (HMO)-like structures. By entering into such relationships with health care providers, the cost savings possibilities will also increase for the health insurers. As a result, an actual transformation of the entire sector is to be expected.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is

quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

For more information:

Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin Achieves ISO/IEC 27001: 2005 Certification – 07/03/07

European IT major takes the lead in adopting new international standard for Information Security Management System

Mumbai, INDIA, 7 March 2007 - Atos Origin, an information technology services provider today announced that its facility in Mumbai has achieved ISO/IEC 27001:2005 certification for compliance with specified requirements for establishing, implementing, operating, monitoring, maintaining and improving a Information Security Management System (ISMS).

The ISO/IEC 27001 is an information security management system standard (ISMS) published in October 2005 by the International Organisation for Standardisation and the International Electrotechnical Commission. The standard is the enhancement of the British Standard BS 7799: 2000 which focuses on protecting the availability, confidentiality and integrity of organizational information. The ISO/IEC 27001 includes securing organization's IT infrastructure, data and information from being lost, misused or tampered; and ensuring its availability to correct individual whenever required under all circumstances. It also mandates monitoring and reviewing third party supplier performances, conducting risk assessment of supplier and measurement of effectiveness of controls.

"Atos Origin in India has decided to take the lead in the Indian IT/ITeS industry, in seeking certification for ISO/IEC 27001 as we recognise the global nature of information security threats," **said Uday Gharpure, Managing Director, Atos Origin in India.** *"As the Global Sourcing Centre for Atos Origin's outsourcing projects worldwide, Atos Origin in India is keenly aware of the need to protect and secure our clients' information assets. Our ISO/IEC 27001 certification is an important means for us to assure our clients of our commitment for protecting their information assets. We accomplish this by implementing an information security management system on par with international standards."*

"We are highly impressed by the commitment and professionalism of the Atos Origin management team in developing and rigorously implementing ISMS that is compliant with ISO/IEC 27001 requirements," **said Ashok Pai, Lead Appraiser, British Standards Institution, one of India's ISO accredited certification organisations.** *"With a high standard of risk management practice already in place, Atos Origin has its IT governance not only among its management, but also across all levels of the organization in Mumbai. The ISO/IEC 27001 certification improves and documents information security management processes. It also controls and provides a framework for continuous improvement in meeting specific needs of its global and diverse clients. "*

"Since the ISO/IEC 27001 is compatible with other management standards such as ISO 9000 and ISO 20000 of which we are compliant, we are able to develop our management system that can integrate effectively the requirements of each ISO management standard, enabling us to provide the highest level of service for our clients," **said Mr. Gharpure.** *"More importantly, our compliance with ISO/IEC 27001 which has its origins in the British Standards BS 7799 enhances our competitiveness in Europe which has recently seen an increasing trend for IT outsourced and managed services. Coupled with our SEI CMMI Level 5 certification which we achieved last year, Atos Origin in India is now in a stronger position to take advantage of this trend."*

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin India has over 1600 employees spread across its five facilities in Mumbai, New Delhi and Kolkata.

For more information, please contact:

Milind Kamat
Atos Origin India
Tel: +91-22-56452520
Email: milind.kamat@atosorigin.com

Vivien Goh
Atos Origin Asia Pacific
Tel: +65-6832 2617
Email: vivien.goh@atosorigin.com

CeBIT 2007: Atos Origin presents new processing solutions for the health card and electronic invoicing – 07/03/07

Frankfurt/Main, March 7th 2007 - Atos Worldline, an Atos Origin company, will once again participate at this year's CeBIT in Hanover from 15 to 21 March 2007. Present on Bitkom Partner's booth (Hall 9, Booth C52), Atos Worldline will showcase new solutions and concepts, including its upgraded card management system for processing the electronic health card, in association with the integrated security solution in the telematics infrastructure, along with the use of signature cards in its electronic invoicing offering "Worldline eInvoice".

"Worldline eGK KAMS"

At this year's event, Atos Worldline will showcase the upgrade of its card application management system "Worldline eGK KAMS" to "Worldline eGK JSS" (Java Security Server). Through "Worldline eGK JSS" - an integrated, highly available and highly secured solution for the public key infrastructure provided by Gematik for the electronic health card - security is ensured against general access to patient data. The solution is modular and covers all safety requirements for the card application management service. In addition, it can also be integrated into the existing telematics infrastructure components without great expense. The security requirements for key management, card personalisation, online card updates and health insurance agency requests (VSDD) along with card application directory services are supported in accordance with Gematik's requirements.

"eInvoice"

With the eInvoice solution, the paperless exchange of invoices enables savings of around 50%. With just the 18 billion invoices exchanged every year in Europe, around 100 billion euros could be saved annually through an EU-wide switch to digital billing. eInvoice now even makes it possible to take into account different legal and technical requirements in terms of electronic B2B exchange.

In order to simplify the B2B electronic transactions for its European clients, Atos Worldline offers its electronic signature and legal archiving solution – Worldline Invoice – which runs on a unique collaborative web platform across all the European countries. With a data handling capacity of more than one million invoices per month, Worldline Invoice is the leading EBPP (Electronic Billing Presentment and Payment) European platform operating 24/7. It is compliant with the regulations of 14 European countries and is currently being rolled out in another twelve countries, with an interface tailored to each country's language and legislation.

The Atos Worldline solution covers : PKI (Private Key Infrastructure) and advanced electronic signature; country qualified certification ; proof of invoice authenticity and integrity, control of the electronic signature and archiving of the electronically signed invoice and control report for ten years. The solution also integrates a web platform that enables efficient retrieval of archived records.

About Atos Origin

Atos Origin is a leading international IT services provider. The company offers the entire spectrum of information technology consultancy and services. Its areas of expertise include consulting, systems integration and outsourcing. Atos Origin generates an annual turnover of 5.4 billion euros and employs a workforce of 50,000 in 40 countries. Atos Origin is the worldwide IT partner for the Olympic Games. The company's customers include international firms from all sectors of activity. Atos Origin is quoted on the Paris Eurolist Marché and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline is a subsidiary of the Atos Origin group. As a European-wide services provider in the field of processing large amounts of data, the company specialises in electronic payment services and solutions, customer relationship management and e-services (Internet and voice recognition services, as well as mobile services). Atos Worldline offers technological innovation and implements its solutions in either processing or integration mode. On 7 December 2006, Atos Origin announced the takeover of Banksys and BCC (Bank Card Company), thus creating a European market leader in payment transactions with a consolidated pro forma turnover of 630 million euros and 4,000 employees in 2006.

Further information:
Anja Müller
Tel.: +49 (0 69) 66 57-14 01
E-Mail: anja.mueller@atosorigin.com

Atos Origin Opens UK Test Factory – 14/03/07

Reducing risk and cost whilst increasing efficiency and quality of testing

London, 14 March 2007 - Atos Origin, an international IT services company, today opens its UK Test Factory, further strengthening its capability to provide clients with more competitive and industrialised testing services, that help to minimise costs, reduce risk and ensure on-time delivery. From the factory, Atos Origin will deliver testing services to both existing clients, as well as providing independent testing services to third party organizations.

The Test Factory is one component of Atos Origin's test services solution which covers all aspects of functional, non-functional and automated testing, from strategic consulting through to management, test development, execution and reporting.

The Test Factory has been built using Compuware Test Factory and Atos Origin proven solutions including Atos Origin's best practice methodology which has been developed over 30 years of testing mission critical systems across all market sectors. Through the use of standardized testing tools and processes, Atos Origin is able to improve quality and so reduce the number of defects in production.

All projects at the Test Factory will be managed by a UK-based team of qualified testing professionals and delivered through an innovative model that combines off-shore (Asia), near-shore (Europe) and on-shore resources. For example, routine system and regression testing is often performed off-shore, while testing of systems that require high levels of confidentiality or stakeholder interaction are generally performed in the UK. Clients can track the progress of testing projects through a web-enabled portal that is updated in real-time.

"Testing is fundamental to guarantee quality and it accounts for up to 35% effort of the entire software development and application management lifecycle," said Jacques Cosnefroy, senior vice president, Atos Origin. "The Test Factory forms part of our overall industrialized global delivery model, enabling us to drive efficiencies through an industrialised process and to offer our customers competitive pricing."

The UK Test Factory, which has been built using Compuware software, forms part of Atos Origin's global initiative to implement the Compuware Test Factory Solution globally to standardise testing tools, processes and procedures used by more than 20,000 employees world-wide.

The collaboration with Compuware supports Atos Origin's strategic initiative announced earlier this month in its Transformation Program, "3 O 3", aimed at accelerating organic growth, improving efficiency and operating as a global company. The industrialization of the company's software testing services within Systems Integration will provide a comprehensive infrastructure that standardizes service delivery to its clients and improves management control.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Compuware Corporation
Compuware Corporation maximizes the value IT brings to the business by helping CIOs more effectively manage the business of IT. Compuware solutions accelerate the development, improve the quality and enhance the performance of critical business systems while enabling CIOs to align and govern the entire IT portfolio, increasing efficiency, cost control and employee productivity throughout the IT organization. Founded in 1973, Compuware serves the world's leading IT organizations, including more than 90 percent of the Fortune 100 companies. Learn more about Compuware at http://www.compuware.com.

For more information, please contact:
Caroline Crouch
Tel: 020 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin accelerates Industrialization of Testing Services by Implementing Compuware Test Factory Worldwide – 14/03/07

First global deployment of the Test Factory model revolutionizes Software Testing Services Industry

Paris, Detroit, 14 March, 2007 - Atos Origin, an international IT services company, and Compuware Corporation (NASDAQ: CPWR) today announced the worldwide implementation of the Compuware Test Factory solution. The solution will roll out over the next three years to standardize testing tools, processes and procedures used by more than 20,000 Atos Origin employees worldwide. By using the Compuware Test Factory solution, Atos Origin will improve service quality, deliver cost reductions and enable faster and seamless transfer of activities to off-shore locations.

The collaboration with Compuware supports Atos Origin's strategic initiative announced earlier this year in its Transformation Program, "3 O 3", aimed at accelerating organic growth, improving efficiency and operating as a global company. Testing is fundamental to guarantee quality and it accounts for up to 35 percent effort of the entire software development and application management lifecycle. Industrialization of the Atos Origin's software testing services within Systems Integration will provide a comprehensive infrastructure that standardizes service delivery to its clients and improves management control.

Compuware Test Factory will be initially implemented in three European locations: the UK, France and Spain. In the UK, Atos Origin will use the Test Factory model to manage its clients' testing needs in the UK office or will be sent to off-shore locations in either Spain or India. In all locations, testing will be conducted using the same set of testing scripts and common tools. In France, the scope of the industrialization includes process restructuring and the use of standardized tools at service centers for all large projects and Atos Origin is the first company worldwide that generates all test scenarios automatically from the description application models (UML) for a large customer within the French government.

Over time, the new solution will be implemented in test facilities worldwide. At that time, Atos Origin Test Factories will provide all services from test strategy, systems and integration testing through to user acceptance, regression testing and quality assurance using the same working methods and common tools.

"Our service delivery industrialization based on Compuware's Test Factory will enable us to offer leading edge services and to bring world-class quality to our clients," said Wilbert Kieboom, Management Board Member at Atos Origin. "The test factory is a key component of our industrialization plan and we are prepared to revolutionize the software testing market with this new innovative approach."

"By implementing the Compuware Test Factory solution, testing service providers are able to lower the risk of all aspects of project delivery while substantially improving their ability to offer innovative, competitive offerings to win new business," said Jamie McGuffie, Compuware Senior Vice President, Partner Business Development. "Compuware's Test Factory solution provides Atos Origin with the foundation to fully capitalize on the rapidly growing, highly competitive outsourced testing market."

The Compuware Test Factory model addresses all aspects of managing and delivering quality assurance services. It improves new business pursuit success rates by leveraging unique capabilities - such as real-time customer access to web-based project metrics - that enable customer collaboration throughout project delivery. Additionally, Test Factory provides data privacy strategies and technology, enabling more projects to be performed off-site.

"With these capabilities, the Compuware Test Factory solution is driving a shift to industrialized, off-site quality assurance services based on the benefits of a consistent, highly secure infrastructure," continued McGuffie. "This infrastructure, available to Atos Origin project delivery teams, simplifies delivery management and helps ensure profitability."

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40

countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Compuware Corporation
Compuware Corporation maximizes the value IT brings to the business by helping CIOs more effectively manage the business of IT. Compuware solutions accelerate the development, improve the quality and enhance the performance of critical business systems while enabling CIOs to align and govern the entire IT portfolio, increasing efficiency, cost control and employee productivity throughout the IT organization. Founded in 1973, Compuware serves the world's leading IT organizations, including more than 90 percent of the Fortune 100 companies. Learn more about Compuware at http://www.compuware.com.

For more information, please contact:

Atos Origin
Marie-Tatiana Collombert, +33 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Compuware
Sean M. Patrick, Compuware Communications and Investor Relations, +1 313 227 5594, sean.patrick@compuware.com

Atos Origin press release, Paris 15 March 2007 – 15/03/07

Paris, 15 March 2007 - Following rumours leading to movements in the Company's share price observed this morning, the Company announces that, despite expressions of interest made to it that did not constitute offers, the Company is not engaged in any financial operation with respect to its share capital.

The Company is focused on the execution of its transformation plan approved by the Supervisory Board and presented to the market, which is value enhancing.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company's web site at http://www.atosorigin.com.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

Contact for Industry analysts:
Roger Cox, Tel: +44 (0) 77 33 313 251, roger.cox@atosorigin.com

Atos Origin opens a new office in León strenghthening its presence in Castilla León region – 15/03/07

León, Madrid 15 March 2007 - Atos Origin, a leading international Information Technology services company, today opens a new office in León, further strengthening its presence in the area. Atos Origin has had offices in León for more than 20 years and today employs more than 70 people. Castilla León is an important region for
Atos Origin and it intends to increase the number of employees to more than 200
by the end of 2008.

From this new office, Atos Origin will design and manage new projects for both private and public sector organisations in Spain and world-wide. The company is now focussing on growing its business in the León Castilla region and has recently started discussions with the León Association of Information and Communications Technology Businesses.
By working together, the two organisations aim to support and promote the León technology companies and the development of its professionals. It will also help local companies to identify competitive advantages and create new technological and business strategies that will enable them to compete more effectively on the Spanish market as well as throughout the rest of the world.

Atos Origin already has a software factory in the Boecillo Technology in Valladolid, where it employs 150 staff. This software factory has been built to serve clients in the telecommunications, automotive, finance, and health sectors in Spain and across Europe.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Anne-Marie Capilla
+ 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin and Hyperion partner to deliver best of breed business performance management solutions – 15/03/07

...Focus on mid-market will provide services typically only available to larger organisations...

London – March 15th, 2007 - Hyperion (NASDAQ: HYSL), the global leader in Business Performance Management (BPM) software and Atos Origin, an international IT services company, have signed a partnership agreement to deliver best of breed BPM solutions to mid-market organisations in the UK. The cooperation will provide clients with affordable tools to improve business decision making and to reduce cost of compliance.

Through the partnership, Atos Origin and Hyperion will target mid-size companies with the full range of end-to-end services that traditionally are only available to larger organisations. The services include BPM strategy development through to project management, process design, industry solutions, software licensing and applications implementation and outsourcing.

The agreement will also benefit Atos Origin's ERP client base. Hyperion's software solutions offer an ideal complement to existing ERP installations and Atos Origin, through its consulting arm, Atos Consulting, will be in a position to help clients make an informed choice on the best reporting and analytical options in this context. This is a critical step in building a system architecture that can support both global and local infrastructures and can be configured to serve multiple business lines where user needs are fundamentally different.

"Seeing an opportunity in the medium size marketplace for a complete BPM solution, we took the decision to formalise our collaboration with Hyperion", says Olga Bassoli, Atos Origin's Hyperion Practice lead in the UK. "We have a long tradition of working together, as demonstrated by our established Hyperion Centre of Excellence in the Netherlands and a track record of successful implementations across Europe. We believe that the combination of Atos Origin's business and finance transformation expertise and Hyperion's market leading BPM software provides our clients with an affordable, state of the art solution to support managers who want to take full control of their business. We are committed to ensure that our clients get the maximum return from their BPM investment by advising them on how to integrate the disparate reporting processes and on how to connect the Hyperion analytical software to their own internal decision making. This enables our clients to improve significantly the accuracy of their forecasting and the ability to influence it while reducing the cost and risk of external compliance. In our experience, this consistently results in a sizeable positive impact on profit margin".

Richard Carrington, UK Partner Sales Director at Hyperion said: "Atos Origin is recognized as an expert in providing business and IT services and products to corporate, government, and large and medium-sized organisations worldwide. We are very confident that our partnership will deliver the kind of high value business performance management solutions demanded by organisations of all sizes today."

About Atos Origin

Atos Origin is a leading international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

About Hyperion

Hyperion Solutions Corporation is the global leader in Business Performance Management software. More than 12,000 customers rely on Hyperion software to provide visibility into how their businesses are performing and to help them plan and model to improve that performance. Using Hyperion software, customers collect data, organize and analyze it, then communicate it across the

enterprise. Hyperion offers the industry's only Business Performance Management solution that integrates financial management applications with a business intelligence platform into a single system.

Named one of the FORTUNE 100 Best Companies to Work For (2004), Hyperion serves global customers in more than 90 countries. A network of more than 600 partners provides the company's innovative and specialized solutions and services. Hyperion generated revenues of $765 million for the fiscal year that ended June 30, 2006 and is traded under the Nasdaq symbol HYSL. For more information, please visit www.hyperion.com.

Atos Origin supports France's Caisse Nationale d'Assurance Vieillesse des Travailleurs Salariés to optimize its call service – 19/03/07

Paris, March 19th, 2007 - Atos Worldline, an Atos Origin Company, has been selected by the Caisse Nationale d'Assurance Vieillesse des Travailleurs Salariés (CNAV TS) to implement and manage its call services and thus improve the quality of its services to insured people and companies. The solution implemented by Atos Worldline is based on the introduction of virtual technologies for regional call services, and interactive voice services supported by a Voice XML platform with a mid-sourcing approach.

The CNAV TS is the organization in charge of managing the Pensions arm of France's social security system (basic pension for employees in the trade, industry and service sectors). At the national level, the organization manages a network of 16 regional social security offices in France (CRAMs, regional health insurance mutual funds) and offices in the French overseas departments that manage retirement risk in their respective regions. In total, the Pensions arm represents over 16.5 million contributors and 11 million pensioners, and is supported by a network of 1,600 centres across France.

The service deployed meets the objectives defined by CNAV TS:

- To handle over 7 million calls per year;
- To provide insured people and companies with personalized information to reduce the number of agency visits and to optimize preparations for meetings;
- To improve global management of service at the regional and national levels;
- To pool regional technical and human resources;
- To respect the autonomy and specific organization of each regional office.

Atos Worldline solution combines Interactive Voice Response (IVR) and the intelligent distribution of calls to CRAM agents. This solution is supported by Atos Worldline Voice XML voice platform, a key standard on the market, as well as its Worldline ACD solution, the Automatic Call Distributor application.

"We selected Atos Worldline for their in-depth understanding of our needs and our organizational processes, and for Atos Origin's proven expertise in managing large-scale IT projects in the public sector," said Jean-François Causse, Organizational Director at CNAV TS. "This unique solution hosted by Atos Worldline is tailored to all our Regional Offices and can integrate the specific features of each agency; and thus completely answered our needs."

The original 'mid-sourcing' approach in operational mode offered by Atos Worldline is perfectly in line with the CNAV TS' aim to pool its web development resources: its teams will develop their own voice services supported by Atos Worldline's infrastructure to operate the service. Following training, the teams will be 100% autonomous in designing and developing voice applications.

The Atos Worldline solution includes:

- Call collection on special numbers for each regional office and the national short-dial number 3960;
- The development of voice services on a Voice XML platform by the CNAV and operated by Atos Worldline (mid-sourcing);
- Call distribution on a virtual or centralized platform adapted to the organizational structure of offices (regional head office and departmental agencies);
- The provision of remotely-accessible management tools for each user profile (CTI agents, supervision/hypervision, reporting);
- Integration with the CNAV's Customer Relations Management (CRM) application;
- Change support for agents in conjunction with Atos Consulting, the consultancy arm of the Atos Origin Group.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic

Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For further information, please contact:
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Banksys, BASE, Mobistar and Proximus launch payments by GSM – 20/03/07

Brussels, 20 March 2007 - Banksys, BASE, Mobistar and Proximus launch secure payments by GSM. This service is accessible to anyone having a Bancontact/Mister Cash bank card and a GSM operating on one of the three Belgian mobile telephone networks.

This is a new step forward in the development of GSM technology: GSM users can carry out secure financial transactions as if they were using their bank cards! Because in today's world the GSM has become a powerful tool, offering a host of facilities, **Banksys, BASE, Mobistar** and **Proximus** have decided to make life easier for those who move with the times. GSM payments are easy, quick and, above all, risk-free.

Today, this new payment method is a world first, allowing you to pay securely with your GSM anywhere, any time, subject only to the same limits as your bank card.

It is quick and simple to do:

- the beneficiary of the payment makes a request on their GSM;
- the customer receives an SMS, and confirms the payment using a secret code;
- the customer and the merchant then each receive a message confirming the transaction.

This service relies on m-banxafe technology developed by Banksys, and guarantees fully secure payments. Customers wishing to pay by GSM must have a SIM card enabled for **m-banxafe** technology. If you don't yet have one, just apply at a BASE, Mobistar or Proximus dealer. Next, choose a secret code and link your GSM to your bank account.

Merchants wishing to offer this payment method must have a Belgian bank account and be a customer of BASE, Mobistar or Proximus. Signing up could not be simpler: a few clicks on www.m-banxafe.be and you're done!

Paying by GSM offers a twofold advantage. Firstly you can pay anywhere, any time: for home deliveries, works or services. A practical facility if you don't have the cash and cannot get to an ATM. It is also useful for anyone providing a service: for delivery personnel or tradesmen, it offers a guarantee of immediate payment. There are no subscription or connection charges and it is always available: each transaction is billed at 25 cents including VAT to the customer and 49 cents excluding VAT to the merchant.

This ambitious project is the brainchild of **Banksys, BASE, Mobistar, Proximus and the Belgian banks.** Payment by GSM is a convenient and user-friendly system that uses the latest technology and always guarantees a secure transaction, which is an absolute priority of Banksys.

The launch of this new service is a crucial step forward in the development of electronic payments. Today's GSM payments herald the possibility in the near future of carrying out fully secure operations such as bank transfers or signing contracts. These are all high valueadded services of the future.

Media contacts

- Jean-Michel Dasnoy, Banksys, tel. +32 2 727 68 22 - press@banksys.be
- Bart Vandesompele, BASE, tel., +32 484 00 63 33 - press@base.be
- Patti Verdoodt, Mobistar, tél. + 32 495 55 96 26 – press@mail.mobistar.be
- Frédérique Verbiest, Proximus, tel. +32 476 60 60 10 – press@proximus.net

Atos Origin expands Moroccan operations with new nearshore center to serve French-speaking clients – 22/03/07

Paris, Casablanca, 22 March 2007 - Atos Origin, an international IT services company, today announced the creation of a nearshore service center in Casablanca to support its French-speaking clients. The new center will significantly accelerate development of the Atos Origin Group's nearshore operations in Morocco.

As part of the development of its nearshore services solutions, Atos Origin has announced the creation of a new nearshore IT services center in Casablanca. Located on the Casashore campus, the facility will serve French-speaking customers in France, Belgium and Switzerland. This initiative supports Atos Origin's strategic initiative announced earlier this year in its Transformation Program, "3O3", aimed at accelerating organic growth, improving efficiency and operating as a global company.

The Atos Origin Casablanca Service Center will be dedicated to French-speaking customers in the finance, telecommunications, public services, industry, automobile and retail sectors. It will provide systems integration and managed operations services, using J2EE, SAP and Oracle technologies, as well as mainframe environments. Nearshoring of IT services reduces costs to a minimum for these French-speaking customers while guaranteeing flexible service delivery and compliance with industry best practices. Customers will enjoy superior quality service at costs below those available in Europe while benefiting from a common language, identical time zones and seamless access.

The Service Center has ambitious growth objectives that will help drive development of the Group's Global Sourcing offer. Atos Origin has plans to ramp up staffing to 250 people by end 2008 and 400 by late 2009. The center will also initiate a CMMI certification process. Atos Origin is investing some MAD 50 million (about €5 million) in the new project.

"*Morocco's Emergence Plan** *is designed to align the country with the economic realities and challenges of globalization,*" **said Luigi Giacalone, Executive Vice-President EMA (Eastern Mediterranean and Africa).** "*Casashore is a dedicated nearshore zone that plays a pivotal role in the development strategy of the Atos Origin Group, particularly for French-speaking countries. Atos Origin has been operating in Morocco since 2003, establishing a long-term relationship with local partners by tapping into the local pool of talent. Today, Atos Origin counts about 100 people in Morocco, with a customer portfolio that includes local market leaders in telecommunications, finance and public services.*"

*Emergence is a structured initiative designed to rapidly deploy high-profile development projects to improve Morocco's economic growth and pace of development, based on dedicated offshoring zones (Casa-shore, Rabat-shore, Tangier-shore and Marrakech-shore). Through the plan, Morocco intends to achieve its legitimate position as one of the world's most competitive emerging economies, demonstrate its ambitious vision by setting measurable objectives and double its GDP over the next 15 years.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Anne-Marie Capilla
Tel: +33 1 55 91 20 52
Mobile : +33 6 26 42 14 40
Email : Anne-marie.capilla@atosorigin.com

Isabelle Philippe
Tel: +39 06 83 07 42 89
Mobile : +39 334 6046733
Email :
isabelle.philippe@atosorigin.com

Atos Origin unveils New Credit Card Collection System – 23/03/07

WorkBench Collections Is Designed to Increase Agility and Flexibility of Credit Card Companies

Singapore, 23 March 2007 - Atos Origin, an international IT services company and leading credit card solutions provider in Asia for more than 20 years, today unveiled WorkBench Collections, its new collection system, designed to increase the agility and flexibility of collection operations within credit card companies.

WorkBench Collections integrates the entire spectrum of the collection process – from case creation to resolution, thus maximising business values for credit card centres including increased productivity and efficiency, improved service quality and better management of their business processes.

The system's robust business rule engine empowers credit card companies to implement collection policies easily with automated case assignment, workflows and tracking functionalities. This flexibility enables collection departments to easily modify rules and processes at any stage of the collection cycle according to changes in policies and regulations.

"Most business process management solutions in the market come with complex parameters and open-ended workflows requiring expert product knowledge in order to configure specific business functions like Collections," said Mr Tee Kee Ming, Vice President for Banking & Finance, Atos Origin Asia Pacific, "WorkBench Collections, combines the requirements of our customers in Asia and our extensive domain expertise, is designed for card centres who want to have a flexible collection solution without the complexity."

"The system's rule-based architecture puts the users rather than the system in control of the entire collection cycle," said Mr Yah Chwee Don, Director for Finance Solutions, Atos Origin Asia Pacific. "The ultimate objective of the system is to enable credit card centres to focus on their customers and facilitate collections with minimal manual effort."

The system is able to produce statistical reports to measure the performance of the collection department, individual collectors and agents based on key performance indicators. Managers can also define online reports and inquiry templates to measure the effectiveness of collection policies implemented.

As a global information technology company, Atos Origin brings the best of breed technologies to support the WorkBench Collection system. The system's architecture and design ensure easy maintenance with minimal support from IT departments. Its highly flexible platform and multiple file formats' support enable easy interfaces with card management host systems as well as channels, making it an excellent IT investment.

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2005/6; and amongst the top-25 enterprise players in the FinTech 100, according to Financial Insights (an IDC company).

For more information, please contact :

Atos Origin Asia Pacific
Vivien Gog, VP, Marketing Communications
vivien.goh@atosorigin.com
+65 6832 2617

Atos Origin response to expressions of interest – 26/03/07

Paris, 26th March 2007 - Following the expressions of interest referred to in its press release dated 15th March 2007 Atos Origin today announced that its Supervisory and Management Boards have decided to explore strategic options to support the execution of the transformation plan, to further the group's development while enhancing shareholder value. Atos Origin expects the process will take place in a short timeframe in order to avoid any disruption to its operations. The Group has retained Rothschild and Goldman Sachs as its financial advisors in this process. Atos Origin cautions that this exploration of strategic options may or may not lead to a transaction and that the Group remains focused on the execution of the transformation plan as a means of creating value for shareholders regardless of the outcome of this process. The Group does not intend to disclose developments regarding this process unless and until the Supervisory and Management Boards have approved a specific transaction or decided to terminate that process.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com
Louise Tingstrom, Tel +44 (0) 789 906 6995, tingstrom@mcomgroup.com

Contact for Investors:
Gilles Arditti, Tel: +33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

Appointment Claude Aulagnon CEO Systems Integration France – 26/03/07

Paris, 26 March 2007 - Claude Aulagnon has been named CEO of Systems Integration France. He reports directly to Didier Zeitoun, CEO of Atos Origin France. Claude Aulagnon becomes a member of the French Management Board.

Claude Aulagnon, 46, graduated from the Ecole Polytechnique and Telecom Paris, has over 20 years experience in telecommunications and IT services. After a year at Fairchild (Phoenix, Arizona) and 7 years at France Telecom where he had responsibilities in engineering, and then in key accounts sales, he joined Sema in 1995. There he managed successively the telecom products in the United Kingdom and the French Telecom Division, before taking charge of SchlumbergerSema's SI France operations.
Since 2004, Claude was General Manager for the Systems Integration activities in France.

Dominique Illien, member of the Executive Committee, declares: "*I welcome the nomination of Claude as CEO of Integration activities in France. His skills, his knowledge of the Group, his experience acquired throughout his career will be advantages in his new responsibilities*".
"*We have been working together for the past three years, and I am fully confident that he will successfully manage the development of Systems Integration activities. On top of this he will help me to carry out the Transformation Program « 3O3 » aimed at accelerating organic growth, improving efficiency and operating as a global company.*" adds Didier Zeitoun, CEO of Atos Origin France.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont - Tél. : +33 (0) 1 55 91 24 15 - anne-debeaumont@atosorigin.com

European payment processor Equens outsources mainframe services and office automation to Atos Origin – 27/03/07

Utrecht, 27 March 2007 - European payment processor Equens – created from a merger of the Dutch Interpay and Germany's Transaktionsinstitut, have started two outsourcing projects in the Netherlands in which parts of the automation are outsourced to
Atos Origin, an international IT services company. These outsourcing contracts have come about using consultancy services of Quint Wellington Redwood.

For the coming five years Atos Origin is responsible for the outsourcing of parts of Equens' mainframe services. Atos Origin will also manage the office automation for all of Equens Nederland's workstations. The contracts provide for a flexible adjustment of workstations and processing capacity, in accordance with the company's staff developments as well as developments in the international payment area. Equens consulted Quint Wellington Redwood in 2006 on the outsourcing project to identify contract requirements and select potential candidates.

Equens chose Atos Origin because it met all the previously set requirements, including security and reliability. In addition, Atos Origin also offered the best price/quality ratio.

Antoon Kuijpers, member of the Board of Directors at Equens explains: "By outsourcing its activities, Equens creates a basis for flexible and innovative operations in the future. This is necessary as Equens operates in a competitive market which, with the arrival of SEPA (Single Euro Payments Area) is characterised by increasing scale and consolidation. Through outsourcing to Atos Origin we expect to increase the organisation's agility and achieve our concrete ambitions for growth. To achieve these objectives Equens has to be able to focus on its core activities: manage electronic payments on a large scale and offer related services that our clients need."

"We are delighted that Equens found a suitable outsourcing partner in Atos Origin. Both parties face a substantial challenge and we're convinced that the agreements and objectives which have been set in the agreement are realistic and achievable. Thanks to this collaboration, Equens will be able to remain effective for its clients, partners and any new markets in the future. This project is an excellent addition to Quint's track record in the financial services market, where we've now performed and are still performing various sizeable consultancy projects in the field of outsourcing," says Arno IJmker, partner at Quint Wellington Redwood.

Wilbert Kieboom, CEO Atos Origin Northern Europe, is proud that Equens chose Atos Origin: "Equens plays a crucial role in the European payment market. When such an important party chooses Atos Origin as its IT-services provider, it is proof that our organization is regarded as the best partner for companies where continuity and reliability of services are crucial. We already have a strong position in the financial world and this is further strengthened with this agreement".

About Equens
Equens Nederland B.V. is part of Equens, the first pan-European full-service payment processor. The organisation was founded in the autumn of 2006 by Interpay Nederland and Germany's Transaktionsinstitut. With an annual volume of 7 billion payments and 1.9 billion transactions switched for authorisation per yeaur, Equens is one of Europe's largest payment processors. For more information: www.equens.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company's web site at www.atosorigin.com.

About Quint Wellington Redwood
Quint Wellington Redwood – 'Quint' for short – is an independent management consultancy which specialises fully in dealing with IT-related organisational changes. We deliver our services in more than 30 countries from seventeen offices internationally. Quint concentrates on strategy, sourcing

issues and process implementation. Quint's clients are leading profit and non-profit organisations which are highly dependent on IT. We help our clients to bring about integrated management across the business and IT domain, so they can achieve strategic advantages over their competitors. We express this in our mission statement: Orchestrating Business Excellence. For more information: www.quint.nl or www.quintgroup.com.

For more information, please contact:

Quint Wellington Redwood
Arno IJmker, tel: +31 20 305 3700; e-mail: info_netherlands@quintgroup.com

Atos Origin
Ingrid Clauwaert, tel: +31 30 299 5007; e-mail: ingrid.clauwaert@atosorigin.com
José de Vries, tel: + 33 1 55 91 24 53; e-mail: jose.devries@atosorigin.com

END